CUBIC CORPORATION

2003 ANNUAL REPORT

Cubic Corporation provides high-technology integrated systems, products and mission-essential services to national, regional and local government customers in the global defense and transportation markets.

FINANCIAL HIGHLIGHTS AND SUMMARY OF CONSOLIDATED OPERATIONS

(amounts in thousands, except per share data)

	Years Ended September 30,				
	2003	2002	2001	2000	1999
Results of Operations:					
Sales	$634,061	$559,604	$501,679	$531,516	$510,759
Cost of sales	493,377	426,012	385,569	449,913	404,144
Selling, general and administrative expenses	87,888	85,459	76,052	76,016	75,725
Interest expense	3,659	3,538	3,601	3,729	4,313
Income taxes (benefit)	18,514	11,484	10,266	(433)	7,482
Net income	36,519	29,437	20,842	674	14,008
Average number of shares outstanding	26,720	26,720	26,720	26,720	26,721
Per Share Data:					
Net income	$ 1.37	$ 1.10	$ 0.78	$ 0.03	$ 0.52
Cash dividends	0.14	0.13	0.13	0.13	0.13
Year-End Data:					
Shareholders' equity	$255,292	$213,163	$190,895	$176,023	$182,965
Equity per share	9.55	7.98	7.14	6.59	6.84
Total assets	460,226	374,459	341,347	322,350	330,161
Long-term debt	47,142	48,571	50,000	50,000	50,000

MARKET AND DIVIDEND INFORMATION

	Sales Price of Common Shares				Dividends per Share	
	2003		2002		2003	2002
Quarter ended:	High	Low	High	Low		
December 31	$19.30	$13.73	$17.16	$11.13	-	-
March 31	22.72	14.27	22.78	15.48	$.07	$.063
June 30	23.05	16.54	32.97	20.51	-	-
September 30	30.50	22.41	23.37	15.27	$.07	$.07



Dear Shareholders:

Fiscal 2003 was an outstanding year for Cubic Corporation. At year end, we reported record sales, earnings and backlog. Sales increased 13 percent, with growth coming from both our Defense and Transportation business segments. Net income increased nearly 25 percent compared to last year. While we benefited from the sale of two unused properties in the second and third quarters, operating profits made up the lion's share of the year's earnings and, alone, represented record high performance.

We were particularly proud of our backlog, which grew 29 percent to $1.5 billion. This growth occurred even without the addition of two Indefinite Delivery, Indefinite Quantity contracts awarded during the year – one, a 10-year $525 million contract awarded to the Company for next-generation air combat training systems, and the other, a five-year (with five additional option years) $1.26 billion contract awarded to Cubic and four other companies from the Defense Threat Reduction Agency for training models and simulations related to reducing threats from weapons of mass destruction.

With our strong performance, our stock reacted positively, outperforming the Standard & Poor's Index for a third consecutive year.

In addition to growing organically, we acquired the operations of Florida-based ECC International Corp. for our Defense business portfolio. This addition brings virtual training capabilities to the constructive and live training systems and services that have made Cubic Defense Applications a respected leader in the defense market.

In addition to growing organically, we acquired the operations of Florida-based ECC International Corp. for our Defense business portfolio.

The Company's Defense segment won every major opportunity pursued during the year as part of its business plan. Fiscal 2003 sales from Defense Applications were up 16 percent from last year. Most of that growth came from training systems contracts, although we also won all three major re-competed service contracts already held by Cubic. Our communications and electronics unit won a major contract for next-generation naval data links and is positioned to grow.

Sales this year for our Transportation Systems group increased nearly 10 percent from last year. In addition to increased revenues from new fare collection systems, we experienced an increase in sales coming from operations and maintenance/repair, a good sign as we work to win more of that business from existing and future customers.

This year, our Transportation Systems group delivered to the United Kingdom the world's largest, most sophisticated smart card ticketing system. The successful launch of London Transport's Oyster™ smart card ticketing system sets Cubic apart as the leading developer of world class, large-scale, modern, sophisticated regional intermodal, interagency smart-card based public transit ticketing systems. The

Company will continue to provide service on the Prestige contract for the next 12 years and pursue new business with train operating companies in the U.K. We expect the London system to become a prototype for other European cities, particularly those we are working with in Germany and Scandinavia that are looking to make their fare collection systems more efficient.

We have had an exemplary year that has set the stage for us to demonstrate strategic value to our customers and attract even greater market share.

In addition, Transportation sales for the year included work on a $37.1 million contract to provide a new high-tech automatic fare collection system for the Port Authority Trans-Hudson (PATH) rapid-transit rail system. Under the contract from PATH, a subsidiary of The Port Authority of New York and New Jersey, Cubic is providing new open system one-ticket-to-ride technology that will ultimately allow PATH commuters to pay for their rides with a MetroCard as well as PATH Quick Card[SM] and eventually, a new smart card. The system was introduced just after the close of the fiscal year at the temporary World Trade Center PATH Station.


CUBIC
Smart Card
Briefing

We grew backlog as a result of new contracts from both sides of the business. Transportation systems backlog included a contract for nearly $95 million awarded by the city of Brisbane, Australia for a fare collection system and ten years of operations and maintenance. The largest increase in defense funded backlog was in training systems, due primarily to contracts we won for ground combat training systems in Canada and Australia.

With more than 30 years as the leader in providing automated ticketing systems for public transit authorities throughout the world, the company is at a place where it can reproduce existing public transit fare collection engineering platforms, that is, off–the-shelf hardware, software and systems integration packages that serve as the core of a transit authority's new expandable system. Cubic is increasingly able to deliver unique systems without the costly investment of reinventing the heart of what makes our products and services sound and reliable.

The Company is poised to continue to provide excellent products and service, delivering to its customers state-of-the-art tools that allow them to do their jobs smarter, whether on the battlefield or in cities around the world. We are developing new technologies that improve military and civilian communications and safety, enhance military training and readiness and improve transportation authorities' bottom line. We also remain committed to expanding our market presence and pursuing new opportunities for growth. We have had an exemplary year that has set the stage for us to demonstrate strategic value to our customers and attract even greater market share. The future looks bright, and while our level of growth in operating profits in 2004 may not match that of 2003, the company is better positioned now for sustained strong performance than at any time in its history. That performance should reflect itself in stronger profit growth in 2005 and beyond.

Walter J. Zable

Walter J. Zable
Chairman, President and Chief Executive Officer
December 15, 2003

Cubic World



MICHIGAN
ALPENA
KANSAS
LEAVENWORTH
MARYLAND
CANADA
CHICAGO
ST. PAUL-
MINNEAPOLIS
VIRGINIA
HAMPTON/NORFOLK/OCEA
QUANTICO
NEVADA
NELLIS AFB
ALABAMA
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UNITED KINGD
FRAN
EDMONTON, CANADA
VANCOUVER, B.C.
WASHINGTON
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FORT LEWIS
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CAMP LEJEUNE
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HURLBERT FIELD
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CUBIC DEFENSE APPLICATIONS LOCATIONS IN RED
CUBIC TRANSPORTATIONS SYSTEMS IN YELLOW








vide Presence


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Farecards











Cubic Transportation Systems is the leading turnkey provider of innovative fare collection systems for public transit authorities worldwide. The company provides hardware, software and multiagency, multimodal transportation integration technologies and services that allow the agencies to efficiently collect fares, reduce shrinkage and make using public transit a more convenient and attractive option for commuters.


WELCOME





2003: Solidifying Regional Ticketing Leadership Position

In several high profile markets — London, New York and the Washington D.C. region — Cubic Transportation Systems this year made noteworthy progress in its effort to create regional intermodal, interagency ticketing systems. In addition, the company began work on a number of other key regional smart card integration contracts won last year - Minneapolis-St. Paul, Los Angeles, San Diego and Houston.


THE PORT
AUTHORITY

London

In the U.K. this year, London Transport launched the new Oyster Smart Card ticketing system. The system was developed by Cubic and the TranSys consortium. With the Oyster card, public transport users ride seamlessly between the London Underground, the city's buses and other transit provided by train operating companies serving London. The Oyster card system is designed to provide faster passage through gates and boarding onto buses and reduce queues at ticket offices. It also helps to reduce fare evasion and other fraud in a travel system that has approximately six million users per day.

In less than a year after the new smart ticketing system becomes available, more than four million riders will be using the Oyster card.


oyster™
Issued subject to conditions – see over

In less than a year after the new smart ticketing system becomes available, more than four million riders will be using the Oyster card. The system was introduced in 2003 to the public gradually, beginning with annual and monthly ticket holders. Cubic has installed remote ticketing devices on buses and in tube stations across London. The installation included the fast-transaction "Queue Buster" ticket vending machine.

As the Prestige project enters the sixth successful year of its 17-year contract to provide the intermodal smart card system for London, Cubic is pursuing opportunities to expand Oyster card usage to regional transport companies in other parts of the country and to providers of other related applications and services.

New York Region

Taking a major step toward public transit ticket integration in the New York region, Cubic began delivering multimedia technologies, including smart card ticketing for the Port Authority Trans-Hudson (PATH) rapid-transit rail system at the temporary World Trade Center PATH Station. Under a $37.1 million contract awarded last year, Cubic is providing an integrated system including its open-architecture back-office software called the Nextfare™ Central System, patented Tri-Reader technology, ticket vending machines and gates. Cubic will integrate its smart card system with the New York City Transit's MetroCard℠ system and the PATH Quick Card used in New Jersey. The integrated system will ultimately allow rail commuters to pay for their PATH rides with a new smart card, the familiar Cubic-developed MetroCard, which revolutionized public transit in New York, or the Quick Card. Since 1991, Cubic's systems and services contracts with the New York Metropolitan Transportation Authority have totaled $400 million.

... in the New York region, Cubic began delivering multimedia technologies, including smart card ticketing for the Port Authority Trans-Hudson (PATH) rapid-transit rail system at the temporary World Trade Center PATH Station.

Washington D.C. Region

The Washington Metropolitan Area Transportation Authority (WMATA) has been a customer of Cubic's since 1975. This year, the Company made significant progress on the expansion of WMATA's popular SmarTrip® card with transit



GO CARD® and Tri-Reader® are registered trademarks of Cubic Transportation Systems, Inc.

Nextfare™ is a trademark of Cubic Transportation Systems, Inc.

SmarTrip® is a registered trademark of Washington Metropolitan Area Transit Authority.

MetroCard℠ is a service mark of MTA New York City Transit.

Oyster™ is a trademark of TranSys.



agencies throughout the District of Columbia, Maryland and Northern Virginia. Under a 10-year, multiphased contract, Cubic is delivering nearly $190 million in systems software and infrastructure for a regional smart card-based fare collection system linking rail, bus and parking services. The system is the first large-scale intermodal, interagency regional smart card-based public transit fare collection project to operate in the U.S. This year the company received a $12 million contract to upgrade WMATA's smart card-based fare collection regional central computing system. The Cubic upgrades will support new customer service initiatives for the SmarTrip card system, giving regional commuters additional options for purchasing and reloading their smart cards. They include the Company's innovative features such as Autoload, an application that lets users link their smart cards to their credit cards for automatic reload of value into the system, Smart Benefits, and a future option for Best Fare, as well as a point-of-sale merchant network. WMATA also gave Cubic an option to provide $2.4 million in rail system upgrades.


SmarTrip
SmarTrip

> The Company made significant progress on the expansion of the popular WMATA's SmarTrip® card with transit agencies throughout the District of Columbia, Maryland and Northern Virginia.

Houston

Cubic's innovation in modular, scalable systems has given the Company the leading edge for expanding into mid-size and smaller markets where there is a growing demand worldwide for electronic ticketing systems. Cubic's common platforms allow the Company to tailor low-risk, cost effective systems that model its proven big systems technologies. In Houston, for example, Cubic is integrating smart card-based fare collection with the METRO magnetic stripe ticketing technology in place since Cubic installed it in 1993. The upgrade will give METRO greater flexibility in designing its fare media offerings and give riders the added convenience that comes with smart cards.



2003: Expanding Through Managed Services and Multi-Applications



The infrastructure for adding smart card-based regional ticketing systems provides rich opportunities for additional services and applications that will provide new revenue streams for operators and new markets for Cubic. Cubic is forging opportunities with existing customers to expand their infrastructure to connect other transportation applications, including automated vehicle location, automated vehicle management, computer-aided dispatch, customer information signs, kiosks, and web sites. Cubic is working with its customers to evolve their systems to offer new features, services and system enhancements through "managed innovation."

Cubic's smart card technologies are changing the way transit agencies market their services to customers. The agencies are offering more than just convenient access to public transportation. Today, an emerging trend is combining non-transit applications with transit so that the same smart card can be used for multiple purposes, such as parking, tolls, security access, events, tourist attractions and more. For example, Cubic recently completed a multi-application technology project in Hanau, Germany that allows residents to pay for municipal swimming pool services, admission to cultural venues, and other applications with the same smart card they use to pay for local transport.

Brisbane, Australia



Cubic's unique technological strengths, systems, integration experience, comprehensive card management and customer services allow the Company to link multiple operators, transit modes and applications into regional ticketing systems. As an example in 2003, Cubic secured a $95 million (A $134 million) contract with the Queensland Government to design, build, operate and maintain the first smart card based integrated ticketing system and regional services for public transport in South East Queensland, Australia, the Brisbane area. The Company will replace paper and magnetic tickets with Cubic's open system smart card ticketing technology. The new system will link most urban rail, bus, and ferry services in the South East Queensland region and allow public transport commuters to use one smart card to pay for all their fares. After commissioning of the system, Queensland Transport will turn over all ticketing system operations and maintenance, regional clearing and settlement, card management and customer services to Cubic for a minimum of ten years. Secondary revenues

accrued from any third party applications and commercial opportunities will be shared between Cubic and Queensland Transport. Cubic will deliver advanced software, computers, communications, a clearinghouse for revenue settlement and all system equipment, as well as cardholder services and a publicly accessible Internet web site, where transit users will be able to load value onto their smart cards. Commuters also will be able to load value on their cards at rail stations, on buses and via a card distribution network of terminals strategically located at retail outlets. The new smart card system is the second stage in the Queensland Government's development of a new zone-based public transport system, which will begin with the formation of TransLink, the centralized transport organization managing the region's major transport operators; including Queensland Rail and the Airtrain rail link to the Brisbane International Airport, 14 private bus companies, Brisbane Transport buses and local ferry services. The backbone to this regional gateway is the Nextfare™ Central System, a configurable suite of software modules designed using industry standards, open platforms and commercial off-the-shelf applications. Nextfare provides the core smart card transaction processing, financial operations, including revenue clearing, settlement and reporting, a debit credit account gateway for payments, customer service database support, and an inherent scalability to provide additional services when needed. Cubic has been a leading supplier of ticketing technology and services in Australia since 1980, when it won the contract for the first automated fare collection system in New South Wales - Eastern Suburbs Line in Sydney. In 1991, Cubic received a contract to equip the entire New South Wales state rail system with an automatic fare collection system, which has set high availability standards.

After commissioning of the system, Queensland Transport will turn over all ticketing system operations and maintenance, regional clearing and settlement, card management and customer services to Cubic for a minimum of ten years.


Tickets

Los Angeles



For several years, Cubic has provided parking control services as a complement to the automatic fare collection system contracts the Company has had with mass transit operators. Cubic is expanding its service offerings beyond that traditional market to transportation parking facility operators, including airports and airport "flyaways," the satellite short- and long-term parking lots with dedicated express bus service to major airports. In 2003, Cubic received a $16 million service contract from the Los Angeles World Airport (LAWA) for parking control systems maintenance and technical services to ensure the parking facilities at Los Angeles International, Van Nuys and Ontario International airports will be operational around the clock, 365 days a year.

Cubic also received a contract from LAWA to provide an access control system for the bus boarding area in the new Van Nuys FlyAway terminal. The system will include ticket vending machines for patrons to purchase bus tickets, sales office terminals for booth agents to sell tickets, gates and Cubic's modular central system, which features the scalability to accommodate future FlyAway terminals should they be added to the new system. Cubic will also provide network management and hosting services for the FlyAway's web-based bus reservation system. Under a contract option, future interoperability with the Los Angeles County smart card-based automatic fare collection system that Cubic is delivering in 2005 is also possible – a potential system enhancement that will provide added customer convenience through use of a single regional card for payment.

2003: Expanding Proven Technology


SYSTEME
METRO
DAS FAHRSCHEINHEFT

This year the Company continued the process of expanding its proven technology platforms as part of large new contracts. For example, Cubic's new Driver Control Unit for buses, which was introduced in several U.S., U.K. and European trade exhibitions, was also selected as the primary fare collection and advanced vehicle management interface for San Diego regional operators, which will provide seamless intermodal travel through a Cubic-designed smart card ticketing system. The Driver Control Unit allows bus operators to add other transit applications such as vehicle location, passenger information systems, counters, wireless communications and



security to the fare collection infrastructure. The Company also developed two high-tech smart card processing devices for buses, including the smart card-only Light Validator and integrated smart card-processing and printing Passenger Interface Module. Delivery of proven technology platforms, including Cubic's practical and popular self-service, multi-language ticket vending machines, resulted in Cubic exceeding objectives for delivering vendors for the Los Angeles Metropolitan Transportation Authority (MTA)'s new Metro Gold Line. The line opened this summer for commuters traveling between Los Angeles and Pasadena. The new Cubic vendors feature color menus in English, Spanish and Chinese that guide customers step-by-step on how to purchase fares and include an option for customers to select "help" videos that provide detailed audio/visual instructions. They are part of the $84 million contract awarded by the MTA to the company last year for a new smart card-based automated fare collection system that will be operational throughout the city in 2005. In addition to the new cash-accepting ticket vending machines, the universal fare system will include Cubic's Nextfare Central System, and advanced software and hardware architecture, including rail ticket vending machines that will accept cash, credit-debit cards, smart cards, smart card validators, and validating fareboxes for buses. The new Cubic universal fare system will link to a single smart card nearly all of Los Angeles County's transportation services, including MTA subway, light rail, bus and bus rapid transit, as well as municipal bus operators, including Long Beach, Norwalk, Culver City, Torrance, Antelope Valley, Santa Clarita, Montebello, Foothill Transit and Metrolink, the county's commuter rail operator.

> Cubic Transportation Systems exceeded objectives for delivering vendors for the Los Angeles Metropolitan Transportation Authority's new Metro Gold Line.


Discover Gold.

"To be the most respected, highest performing, mid-tier U. S. defense contractor"

- Most Respected – Stands out from its peers in discriminating capability and customer satisfaction. Viewed as the supplier or partner of choice.
- Highest Performing – Financial and delivery performance consistently exceeds peer companies. Efficiency in operations generates higher-than-average earnings increases. Maintains a healthy reinvestment in new business, technology and human resources. Constantly seeks to reduce cost, improve performance and solve customer problems. Embraces change as an opportunity to show innovation, resilience and superiority to our competitors. Cubic executes.
- Mid-tier – Through a balance of organic growth and acquisitions, exceeds industry growth rate and increases scale versus competition.
- U.S. defense contractor – Focused primarily on U.S. defense market, with selective pursuit of closely related international or other government business.







Continued Worldwide Success in Integrated Training Systems:

Continuing the company's 10-year history as the leading global supplier of turnkey training ranges for land combat forces, Cubic this year completed development and delivery of two of the world's most advanced instrumented combat training centers to the United Kingdom and won contracts to deliver the same capability to Australia and Canada.

The Canadian Department of National Defence awarded Cubic a $92 million contract to deliver an instrumented combat training center to the Canadian Forces in Alberta.

Canada Weapons Effect Simulator

Early this year, the Canadian Department of National Defence awarded Cubic a $92 million contract to deliver an instrumented combat training center to the Canadian Forces in Alberta. The Weapons Effects Simulator (WES) contract will be capable of tracking up to 4,000 soldiers and combat vehicles over a 360 square mile range. In addition to being used for training in Alberta, MILES equipment purchased under the program will be used for home station training at sites located throughout Canada.

The Canadian WES program represents the state-of-the-art in technology for combat training centers. Cubic satisfied Canada's stringent requirements by leveraging the company's experience in the United Kingdom, and relying on new technologies developed under internal research & development programs. The heart of the combat training center program is the Exercise Control (EXCON) facility. The EXCON at Wainwright, Alberta, will house the software, servers and control equipment that track and record the movement of players and status of indirect fire artillery events, casualty information and weapon engagements. Cubic's laser technologies and weapons simulations simulate highly accurate weapons fire, communicate casualty condition and injury type, and record vulnerability to weapons of mass destruction, including nuclear, biological and chemical attacks. In addition, the Cubic software is designed to simulate the effects of indirect weapons fire typically encountered on the battlefield including artillery, mortars and mines.


AINWRIGHT
AL TRAINING AREA

Cubic's software displays battlefield information on maps and allows the training cadre to monitor simulated battles. To improve soldier performance and to review both the positive and negative lessons learned during training, information collected at the EXCON is used to develop After Action Reviews (AARs). The AAR is presented in a briefing format and shows specific weapons engagements, indirect fire events, troop movements, video and tactical voice radio traffic recorded during the engagement.

> The U.S. Air Force awarded Cubic a 10-year, $525 million contract for next-generation air combat training systems.

The Cubic-designed training center will provide Canadian Forces with one of the most advanced combat training centers in the world. After the system is delivered, Cubic will operate and maintain it under a 10-year operations and maintenance contract.

Australia Land 134 Combat Training System

Almost simultaneous with Canada's decision, the Australian Department of Defence awarded Cubic a $46.6 million contract to deliver a transportable combat training system to the Australian Defence Forces. The system will provide a company-level instrumented Combat Training Center (CTC) in even the most remote areas of Australia.

Cubic's New Zealand-based subsidiary, Oscmar International, is the Land 134 prime contractor and systems integrator. Oscmar will supply Tactical Engagement Systems equipment for individual soldiers, tanks and combat vehicles, as well as position location and communications networks for the CTC. The Land 134 system incorporates Cubic's CTC software and hardware, which will allow observer/controllers to use personal computers to create exercise scenarios, monitor the position-location of the players and record the battlefield events for multimedia AARs.



P5 Combat Training System

The U.S. Air Force awarded Cubic a 10-year, $525 million indefinite delivery, indefinite quantity (ID/IQ) contract for next-generation air combat training systems. Under its P5 Combat Training System (P5CTS) contract, Cubic is the prime contractor providing new technology for a total of 27 Air Force, Navy, Marine Corps and Air National Guard training ranges in the U.S., Europe and the Pacific. P5CTS continues Cubic's 30-year legacy as the world leader in air combat training.

The broad scope and 10-year duration of this contract provide the opportunity for new technology insertion and capability expansion as additional training requirements emerge. The system will significantly increase training effectiveness and improve the ability of U.S. forces to train jointly with coalition partners.



Expansion of Training Systems

Late in fiscal 2003, Cubic announced its intent to acquire Orlando, Florida-based ECC International Corp. The transaction was completed in September and further strengthened Cubic's position in the defense marketplace, broadening the scope of our core training business to include virtual simulation capabilities. As a result of the acquisition, Cubic Defense Applications formed a new Simulation Systems Division within its Training Systems Business Unit. The new Division will focus on small arms training based on the Engagement Skills Trainer, the premier small arms individual and collective training system in use with the U.S. Army. The purchase of ECC also

offers Cubic access to high-profile virtual simulation programs, such as Close Combat Tactical Trainer and SIMNET, which enhance the combat readiness of crews for main battle tanks and other military vehicles and systems.

> The purchase of ECC also offers Cubic access to high-profile virtual simulation programs.

Strategic Growth in Communications & Electronics

Next Generation U.S. Navy Wideband Data Link

The U.S. Navy's Space and Naval Warfare Systems Command this year awarded the company a $31.8 million contract, with production options for an additional $60.9 million, for the Navy's new communications data link (CDL) System Block 1. The CDL System Block 1 is a wideband Common Data Link for the transmission of signal and imagery intelligence data between national/ tactical reconnaissance aircraft sensors and their associated surface ship processing systems. The data link system plays a key role in the rapidly expanding area of network centric warfare, which is defined as the military's ability to send large amounts of useful data to the battlefield in order to increase situational awareness and responsiveness.



This is a strategic win for Cubic, validating an earlier investment in developing a next-generation data link and extending one of its core businesses. Cubic has provided data links for U.S. and NATO forces for more than 40 years. The company's Surveillance and Control Data Link is considered the best antijam data link in the world and is a key element of the Joint STARS program. Numerous other data link opportunities are now being pursued as a result of this key program award.

Expanding Role in Communications System Programs

Cubic has begun to successfully leverage its communications products portfolio to move into larger subsystem and system level programs in the areas of communications intercept and jamming (electronic warfare) and communications intelligence. The company has been awarded contracts by the U.S. Army and Navy for the initial development of these systems. This effort should evolve to production follow-on and open the door for new opportunities within these services.

> Cubic received record orders for its communications products during the year.

Record Communications and Electronic Product Orders

Cubic received record orders for its communications products during the year, in particular in the area of high power communication amplifiers for use in major military and civil communications systems worldwide. These include a contract to supply the Australian Air Services agency with high frequency communications systems that will be used for long range air traffic control over the Australian continent. This new business is the result of a small acquisition made in 2001 that has allowed Cubic to enter this growing and underserved market.

Continued Expansion of Mission Support Services

Cubic was among five companies selected this year to provide up to $1.26 billion in engineering services for the Defense Threat Reduction Agency.

Major Defense Threat Reduction Agency Contract

Cubic was among five companies selected this year to provide up to $1.26 billion in engineering services for the Defense Threat Reduction Agency (DTRA). The scope of the contract includes research and development services aimed at reducing threats to the nation from weapons of mass destruction. The DTRA award is an ID/IQ contract with an initial term of five years and the possibility of a five-year option. The work to be performed includes research and development, systems engineering and integration, as well as other technical support in areas relating to weapon and target technologies, hazard assessment technologies, and modeling and simulation integration and architecture.

Cubic has been supporting DTRA and other U.S. agencies for the past seven years in developing analytical and training models and simulations that accurately show the effects of chemical, biological, radiological, nuclear and high explosive weapons. The company also integrates weapons effects models into live, virtual, constructive and distributed simulations used in military combat training and civilian emergency management training.

$65 Million Contract to Provide Constructive Simulation Support to U.S. Army's Korea Battle Simulation Centers

The U.S. Army this year renewed Cubic's contract to support the Army's Korea Battle Simulation Centers (KBSC). The KBSC contract is valued at approximately $65 million over five years. Cubic has supported the Korean Battle Simulation Centers since 1991 as the provider of full-spectrum training and exercise support



services to the Combined Forces Command/U.S. Forces Korea/Eighth U.S. Army. Cubic provides all support necessary to conduct computer-driven service, joint and multinational training and battle simulation exercises for U.S. Army, U.S. Air Force, U.S. Navy, U.S. Marine Corps, Republic of Korea and other allied military personnel from small unit through theater-level. The highlight of Cubic's efforts on behalf of the KBSC is Ulchi Focus Lens, the world's largest recurring exercise. This massive computer simulation-driven combat training exercise, which is distributed to more than a dozen locations in Korea and the U.S., has been held annually for 28 years to evaluate and improve combined and joint coordination, procedures, plans and systems necessary for Republic of Korea and U.S. forces to conduct operations in defense of South Korea.

> The highlight of Cubic's efforts on behalf of the KBSC each year is Ulchi Focus Lens, the world's largest recurring exercise.

Under the new contract, Cubic will help integrate live training into exercises that are currently driven by both constructive and virtual simulations. This will result in an increased capability for U.S. Army units to train more realistically while optimizing scarce training resources in Korea.

Cubic is scheduled to add mission support services during option year one to operate the Korean Training Area, which is a battalion-sized instrumented live training facility used by U.S. 2nd Infantry Division and Eighth U.S. Army units located near Camp Casey in Tonduchon. The company will provide live training support, including a leader training program similar to the support it provides for the Joint Readiness Training Center at Fort Polk, La., and the National Training Center at Fort Irwin, Calif.



Specific tasks performed by the Cubic employees who work under contract in the Republic of Korea include design, planning, developing, coordinating and executing live, virtual and constructive combat training exercises. This comprehensive effort includes scenario development and associated database design, systems integration, and operation and maintenance of hardware, software and communications systems. The Company also conducts OPFOR (Opposing Force) planning and operations, provides necessary exercise staff and controllers, and plans and executes all AARs.



Mission Support—JRTC, Ft. Polk, La.

Under a contract awarded two years ago that now exceeds $100 million, Cubic provides mission support services to the U.S. Army's Joint Readiness Training Center (JRTC) at Ft. Polk, Louisiana. The JRTC provides comprehensive live brigade level training for U.S.



Army Light Infantry, Airborne, Air Assault, Special Operations Forces, Ranger Regiments, U.S. Air Force Air Combat and Air Mobility Command, selected U.S. Navy and Marine Corps units, and selected Reserve Component Forces. JRTC integrates training for U.S. Army forces with other services — primarily Air Force — and makes extensive use of "civilians on the battlefield" and pyrotechnics to create unique real world training environments. Cubic was responsible for the original development and installation of the JRTC's complex instrumentation systems. The company also supplied the MILES 2000 tactical engagement simulation systems used by personnel and aboard vehicles to simulate weapons effects during exercises at other similar CTC installations around the world.

Increasingly relevant this year with Operation Iraqi Freedom, Cubic works with the JRTC to develop and execute large-scale mission rehearsal exercises, staff training, scenario development, AAR, audiovisual and video support, battlefield special effects, technical assistance for Military Operations in Urbanized Terrain and live-fire operations.

The company expects to assist the JRTC in executing its expanding role in transforming training for the U.S. Department of Defense.

Cubic expects to assist the JRTC in executing its expanding role in transforming training for the U.S. Department of Defense. Under separate contracts that Cubic has held since 1994, the company supports the U.S. Joint Forces Command, Joint Warfighting Center in Suffolk, Virginia, which has primary responsibility for training transformation. This and other related contracts enable Cubic to provide the in-depth expertise needed by the JRTC to meet its dynamic mission requirements. The transformation process underway in the U.S. armed forces is expected to accentuate joint training as a major feature of the strategic change necessary to meet the national security threats of the 21st century.



Mission Support—MAGTF Training Systems Support

The U.S. Marine Corps awarded Cubic a new Marine Air-Ground Task Force (MAGTF) Training Systems Support (MTSS) contract with a potential value of $82 million over five years. Cubic's new contract is a competitive follow-on to a

previous five-year Cubic contract that began in 1998 to support the MAGTF Staff Training Program. Through computer simulation training at multiple sites, Cubic helped prepare many of the Marines who served in key decision-making roles during Operation Iraqi Freedom. With this new contract, Cubic will expand its training role to include Marine commanders and their staffs throughout the Marine Expeditionary Force organization.



The new MTSS contract continues to support the MAGTF Staff Training Program, which focuses on providing training solutions to sustain and enhance the performance of Marines in their war fighting missions. Cubic provides research, analysis, planning and execution of realistic computer simulation-based training for senior-level Marine Corps commanders and their battle staffs at Camp Pendleton and Twentynine Palms in California, Quantico in Virginia, Camp Lejune, North Carolina, Camp Courtney in Okinawa, Japan, and Camp Smith in Hawaii. At the Twentynine Palms site, Cubic supports the integration of live, virtual and constructive training. Cubic provides technical assistance in preparing the scenarios, computer hardware and software, databases, Opposing Forces, and AARs for the Marine Corps' training audiences. Cubic also assists with developing and assessing Marine Corps' war fighting doctrine.

Cubic supports dedicated simulation and training centers at the I, II and III Marine Expeditionary Forces, the MAGTF Training Center and the Expeditionary Warfare Training Group at Coronado, California. In addition, under the MTSS contract, the company supports the Marine Corps' C2/MAGTF Information Systems Training Centers, which provide individual and collective command, control, communications, computers, intelligence, surveillance and reconnaissance or C4ISR systems training in classroom, electronic, exercise, and lab environments from the individual Marine to the regiment and group level. Cubic is also scheduled under MTSS to support the Combined Arms Staff Trainer, which prepares battalion and regimental staffs for combined arms operations; and the Tactical Set, Fire Observation Trainer, which trains individual Marines in adjusting mortar and artillery fire or air-delivered ordnance onto the target.



The new MTSS contract continues to support the MAGTF Staff Training Program, which focuses on providing training solutions to sustain and enhance the performance of Marines in their war fighting missions.

Our two primary businesses are in the defense and transportation industries. For the year ended September 30, 2003, 58 percent of sales were derived from defense, while 42 percent were derived from transportation fare collection systems and other commercial operations. These are high technology businesses that design, manufacture and integrate complex systems to meet the needs of various federal and regional government agencies in the U.S. and other nations around the world. The U.S. Government remains our largest customer, accounting for approximately 44 percent of sales for 2003 compared to 39 percent in 2002 and 37 percent in 2001.

Cubic Defense Applications is a diversified supplier of constructive, live and virtual military training systems, services and communication products to the U.S. Department of Defense, other government agencies and allied nations. We design instrumented range systems for fighter aircraft, armored vehicles and infantry force-on-force live training, weapons effects simulations, laser-based tactical and communication systems and precision gunnery solutions. Our services are focused on training mission support, computer simulation training, distributed interactive simulation, development of military training doctrine, force modernization services for NATO entrants and field operations and maintenance. Our communications products are aimed at intelligence, surveillance, and search and rescue markets.

Cubic Transportation Systems develops and delivers innovative fare collection systems for public transit authorities worldwide. We provide hardware, software and multiagency, multimodal transportation integration technologies and services that allow the agencies to efficiently collect fares, manage their operations, reduce shrinkage and make using public transit a more convenient and attractive option for commuters.

Consolidated Overview

Sales for fiscal 2003 were $634 million, an increase of 13 percent over fiscal 2002 sales of $560 million, establishing a new record high for Cubic. The 2002 sales level represented a 12 percent increase over 2001 sales of $502 million. Sales growth in 2002 and 2003 came from both business segments, with the biggest increase in 2003 coming from defense. Defense sales in 2003 were up 16 percent over 2002, from $314 million to $365 million, due primarily to increases from training systems contracts. Growth in defense sales had been 11 percent from 2001 to 2002. Transportation systems sales increased approximately 10 percent in 2003, from $231 million to $253 million, after having increased almost 13 percent from 2001 to 2002. Transportation systems sales in 2003 were higher in North America, due to new contracts won last year, and in London, as work on the PRESTIGE contract hit a high point in the first two quarters of the year.

Net income grew 24 percent in 2003 to $36.6 million, or $1.37 per share, also a record high for Cubic. Net income in 2002 had grown by 41 percent over 2001, from $20.8 million ($.78 per share) to $29.4 million ($1.10 per share). Approximately $5.3 million, after taxes, of the 2003 net income was from gains on the sale of real estate in the second and third quarters, representing about 20 cents per share. Net income in 2002 had included a fourth quarter tax benefit of $2.5 million and charges related to facility closing costs in the United Kingdom of $0.6 million, after taxes, incurred in the first quarter. Goodwill amortization under former accounting rules had reduced 2001 net income by about $1.7 million after taxes, while we had also realized

a $0.9 million gain, after taxes, from the sale of securities in that year.

As depicted on the table below, without these items net income would have been about $31.3 million, $27.5 million and $21.6 million (pro forma $1.17, $1.03 and $.81 per share) in the years ended September 30, 2003, 2002 and 2001, respectively. Earnings before the items identified below grew by 14 percent from 2002 to 2003, and by 27 percent from 2001 to 2002. These increases were the result of increased sales volume and improved operating income from both segments, with the biggest increases coming from the defense business.

	2003	2002	2001
	(in millions)		
Earnings before certain identified items	$ 31.3	$ 27.5	$ 21.6
Change in goodwill accounting	-	-	(1.7)
Gains on sale of real estate and securities	5.3	-	0.9
Tax benefit	-	2.5	-
Facility closing costs	-	(0.6)	-
Net income, as reported	$ 36.6	$ 29.4	$ 20.8

Gross margins declined to 22.2 percent in 2003 from 23.9 percent in 2002 and 23.1 percent in 2001. In the transportation segment, sales increases came from the PRESTIGE contract in London, which has lower than average margins, and from new contracts in North America, which are in the development phase, a time when contracts typically yield lower margins. Gross margins in the defense segment also declined somewhat in 2003, due primarily to lower than normal margins from the operations and maintenance business. See the segment sections following for further details.

Selling, general and administrative (SG&A) expenses grew by about $2.4 million from 2002 to 2003 and fell to 13.9 percent of sales, compared to 15.3 percent in 2002 and 15.2 percent in 2001. The increase in 2003 SG&A spending came primarily from the transportation segment, due to increased legal costs related to a contractual dispute with a former subcontractor on the PRESTIGE contract and other contract related legal matters in the U.S. and Australia. In 2002, the increase in SG&A spending resulted from heightened proposal activity for potential new contracts in the defense segment, while the transportation segment increased its marketing efforts in Europe. In 2002, the transportation segment also incurred legal costs in connection with our dispute of a contract tender in Australia and we provided for costs related to shutting down a facility in England.

Research and development (R&D) spending was lower in 2003 than in 2002 as we shifted engineering resources from company-sponsored activities to customer funded development activities. We do not rely heavily on independent R&D, as most of our new product development occurs in conjunction with the performance of work on our contracts. The amount of contract required product development activity increased in 2003 to $46 million, compared to $41 million in 2002 and 2001; however, these costs are included in cost of sales as they are directly related to contract performance.

We realized gains from the sale of two real properties during the year, one in San Diego County and the other in England. Net proceeds from the sale of the San Diego

property were $7.0 million, which generated a pretax gain of $6.2 million. We had owned this property for more than 30 years and had previously used it in a divested operation, but have held the property as an investment for the past ten years. The gain from the sale of this property was realized in the second quarter. The facility south of London was sold for approximately $5.0 million, resulting in a pretax gain of $2.2 million. We had owned that facility for nearly 20 years, but acquired a different facility in the same area last year and moved into the refurbished building this year; therefore, the old facility was no longer required. The gain from the sale of this property was realized in the third quarter.

Interest and dividend income decreased in both 2003 and 2002, because of declining interest rates in both years, and due to lower cash balances available for investment in 2003. In addition, other income was lower due to decreased rental income because we sold the building in San Diego County described above, which was previously leased to an unrelated company.

Our effective tax rate for 2003 was about 33.6 percent of pretax income compared to 28.1 percent in 2002 and 33.0 percent in 2001. Income tax expense for the year ended September 30, 2002 was unusually low due to a $2.5 million tax benefit realized from our subsidiary in Denmark during the fourth quarter. We expect our effective tax rate in 2004 to increase to 34 percent, and to as high as 35 percent in following years, as more of our income is generated from our U.S. businesses rather than from the U.K., where the corporate income tax rate is lower. This effective rate could be affected in future years by, among other factors, the mix of business between the U.S. and foreign jurisdictions, our ability to take advantage of available tax credits and audits of our records by taxing authorities.

Defense Segment

As depicted in the following table, defense segment sales increased from $314 million in fiscal 2002 to $365 million in fiscal 2003, a 16 percent increase. This growth followed an 11 percent increase in sales from 2001 to 2002. The increase in both years came from our existing defense training and government services businesses. The most significant growth in 2003 came from a 42 percent increase in training systems sales due to significant new orders for our MILES products and air combat training systems. Government services sales grew by 5 percent in 2003, after having increased by 22 percent in 2002. We continued to solidify our position in 2003 as an important service provider to the U.S. government. Sales of communications and electronics systems decreased by 7 percent in 2003 from the 2002 level, after having decreased by 11 percent in 2002. However, we were awarded several new communications contracts in 2003 that create potential for growth in this business area.

Years ended September 30,	2003	2002	2001
		(in millions)	
Defense Segment Sales			
Communications and electronics	$ 55.0	$ 59.0	$ 66.0
Training systems	161.2	113.5	100.1
Government services	148.9	141.9	116.0
	$ 365.1	$ 314.4	$ 282.1
Defense Segment Operating Income			
Communications and electronics	$ 4.2	$ 3.7	$ 5.6
Training systems	12.3	5.0	(3.6)
Government services	8.1	9.2	7.4
Goodwill amortization	-	-	(1.8)
	$ 24.6	$ 17.9	$ 7.6

Operating income in the defense segment was up by 37 percent over the 2002 level, from $17.9 million to $24.6 million. This increase followed significant profit improvement from 2001 to 2002 as well. Higher operating income came primarily from the training systems business due to sales growth and improved profit margins from air combat training systems.

Operating income in training systems was impacted by cost growth of nearly $3 million on a contract which includes the development of new ground combat training technology for an overseas customer. This new product development has added important additional capability to our ground combat training systems. Approximately offsetting this expense provision within the training systems business was the reversal of the remaining balance of a reserve we had established in fiscal 2000 for the estimated costs to complete the original MILES 2000 development and production contract. During the year we worked with the customer to resolve all remaining contractual and financial issues related to this contract without expenditure of the approximately $3 million balance of the reserve; therefore, it is no longer required.

Government services operating income was lower primarily because of a change in estimated profits on an operations and maintenance contract, which produced a loss on the contract for the year. Work on this contract has now been completed and the situation that caused the loss has been resolved.

Operating income in communications and electronics improved in 2003 over the 2002 level primarily because of improved performance from the surveillance receiver product line. Operating income was impacted in 2003, however, by a strategic decision we made to invest in new communications technology, which resulted in the award of a new contract in the second quarter. We expect that the development costs will cause total costs of the contract to exceed the contract value by approximately $3 million and, therefore, recorded an expense provision of that amount in the second quarter.

Operating income for the segment was also higher in both 2003 and 2002 than in 2001 because of the adoption of Financial Accounting Standards Board (FASB) Statement No. 142 in 2002, which required the discontinuance of goodwill amortization. Had this pronouncement been in effect in 2001, operating profits for the segment would have been higher by approximately $1.8 million in that year.

Transportation Systems Segment

Transportation segment sales increased 10 percent, from $231 million in fiscal 2002 to $253 million in 2003. Sales in 2002 represented a 13 percent increase over 2001 sales of $205 million. These increases were the result of new contracts awarded in recent years in North America, as well as sales growth from the PRESTIGE contract in London.

Operating income increased from $23.3 million in 2002 to $24.4 million in 2003, a 5 percent increase. Operating income increased 8 percent in 2002 from the 2001 level of $21.6 million. Operating income in 2002 included $0.9 million in costs for a facility closure, while 2001, had included goodwill amortization expense of $0.8 million. Without these expenses, operating income would have been $24.1 million in 2002 and $22.4 million in 2001, and the increases year over year would have been 2 percent in 2003 and 8 percent in 2002.

Operating income in the transportation systems segment improved in both 2002 and 2003 primarily because of growth in North American revenues and due to the discontinuance of goodwill amortization, as described above. Growth of operating income in 2003 was limited due to legal costs incurred related to a dispute with a subcontractor on the PRESTIGE contract described below, and due to a legal settlement in Australia which occurred during the fourth quarter. The growth in operating profits in fiscal 2002 had also been limited somewhat due to the facility closing costs mentioned above and by legal costs incurred in connection with our dispute of a contract tender in Australia.

Profit margins recorded on the PRESTIGE contract continue to be at a lower level than we expect ultimately to achieve as the result of work we are performing in place of a subcontractor that was terminated in fiscal 2002. As discussed in Note 12 to the financial statements, we expect to ultimately recover the additional costs incurred from the subcontractor, but cannot anticipate recovery in our calculation of profits on the contract at this time, because the conditions required by generally accepted accounting principles have not yet been achieved.

Backlog

Both funded and total backlog increased significantly during 2003 to $1.0 billion and $1.5 billion, respectively, with increases coming from both segments. The biggest increase in defense funded backlog was in training systems, due to contracts we won for ground combat training systems in Canada and Australia. Funded backlog also increased in communications because of important contract awards in this business as well. Total defense backlog was bolstered by service contracts awards for multiyear contracts that will be funded in annual increments.

Transportation systems backlog increased in 2003 because of a contract for nearly $95 million awarded by the city of Brisbane, Australia for a transportation system and ten years of operations and maintenance. Not included in the backlog as of September

30, 2003 is a $72 million contract awarded to Cubic by MARTA, the city of Atlanta's transit agency, in October 2003, after the close of the fiscal year.

We believe the increase in backlog to the highest level in our history is significant not just because of the amount of the increase, but because of the makeup of the backlog. Our previous record high backlog was $1.2 billion in 1998. At that time, the PRESTIGE contract represented 55 percent of our total backlog and defense was only 28 percent of the total. As of September 30, 2003, backlog was $300 million higher than in 1998 and PRESTIGE was only 24 percent of the total, with defense about half of the total. Therefore, not only has the backlog grown, but it has done so in a much broader manner, so we are not as reliant on a single contract or customer for our revenues.

Not reflected in the backlog amounts below, because they are indefinite delivery, indefinite quantity (IDIQ) contracts, are two significant defense contracts with the U.S. government that were awarded during 2003. One is a 10-year contract with a ceiling value of $525 million to develop and deliver the next-generation of rangeless air-to-air and air-to-ground combat training systems. We expect that the customer will order most of the systems specified by this contract from us over the next 10 years.

The second major IDIQ contract awarded during the year is one where Cubic and four other companies will perform research-and-development services for the U.S. government aimed at reducing threats to national defense and homeland security from weapons of mass destruction. The five companies will share a total of up to $1.26 billion in task orders. Although relatively small, we did receive our first task order under this contract in August 2003. The initial term of this contract is five years, with an option for a five-year extension.

September 30,	2003	2002
	(in millions)	
Total backlog		
Transportation systems	$ 761.9	$ 672.1
Defense		
Communications and electronics	68.8	45.7
Training systems	267.3	148.3
Government services	406.9	299.1
Total defense	743.0	493.1
Total	$ 1,504.9	$ 1,165.2
Funded backlog		
Transportation systems	$ 620.2	$ 545.0
Defense		
Communications and electronics	68.8	45.7
Training systems	267.3	148.3
Government services	52.0	37.8
Total defense	388.1	231.8
Total	$ 1,008.3	$ 776.8

In transportation systems, the difference between total backlog and funded backlog represents extension of the service portion of the PRESTIGE contract for the final five years of the seventeen year contract. We have treated this portion of the contract as unfunded until we complete the initial system installation phase of the contract, which is expected to occur within the next several months. Options for the purchase of additional systems or equipment are not included in backlog until exercised.

In defense, the difference between total backlog and funded backlog represents options under multiyear service contracts. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Options for the purchase of additional systems or equipment are not included in backlog until exercised nor are IDIQ contracts until an order is received.

Business Acquisition

In late September 2003, we acquired all the shares of Orlando, Florida-based ECC International Corporation (ECC) for $43.9 million. The acquisition further strengthens our position in the defense marketplace, broadening the scope of our core training business to include virtual simulation capabilities. Cubic Defense Applications has now formed a Simulation Systems Division, enhancing our position in Orlando, from which we conduct overall Central Florida business development and general management of key U.S. Marine Corps and Navy programs for our Mission Support Business Unit. The acquisition had no impact on operating results for fiscal 2003, as it was made within days of the end of the fiscal year.

New Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which makes changes in the accounting for, and disclosures of, guarantees. FIN 45 requires certain guarantees to be recorded at fair value rather than recording a liability only when a loss is probable and reasonably estimable. FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of the new standard were effective December 15, 2002, and the initial recognition and measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We did not have any guarantees outstanding as of September 30, 2003 that fall within the scope of FIN 45.

In April 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which will significantly change whether entities included in its scope are consolidated by their sponsors, transferors, or investors. FIN 46 introduces a new consolidation model, the variable interests model, which determines control based on potential variability in gains and losses of the entity being evaluated for consolidation. The new standard is effective at the end of fiscal years ending after December 15, 2003, which for us will be as of September 30, 2004. We have not yet completed our evaluation of the impact, if any, FIN 46 will have on our financial position and results of operations.

Liquidity and Capital Resources

Growth in unbilled accounts receivable during the year resulted in negative cash flows from operations in 2003 of $26 million, compared to positive cash flows from operations of $17 million in 2002 and $11 million in 2001. Cash flows from the defense segment were positive in 2003, while the transportation segment experienced negative cash flows due to the PRESTIGE contract situation. Of the $94 million increase in accounts receivable from operations during the year, approximately $55 million was from the PRESTIGE project. The payment terms on this contract were established five years ago at the outset of the contract and the customer is making payments in accordance with those terms. However, due to the termination of the subcontractor described above, we have incurred substantial costs during 2003 that were not originally planned and are included in our claim against the subcontractor. We expect to recover these costs late in 2004 through the adjudication process; however, the timing cannot be predicted with any certainty and it may take longer. If we are not able to recover our costs from the subcontractor, it will take several years for cash flows from this contract to recover the additional costs expended this year. As described in the operating section above, all of these costs have been taken into consideration in our revenue and profit margin recognition for this contract. A portion of the amount receivable under this long-term contract has been classified as non-current on the Consolidated Balance Sheet as we do not expect to receive payment of that amount within twelve months.

In addition to the PRESTIGE contract, the most significant additional cause of increased accounts receivable was a transportation systems contract with a customer in North America that was bid with unfavorable cash payment terms in a competitive situation. This contract, which is at an early stage of completion, caused an additional $14 million growth in accounts receivable. However, we expect this situation to improve in 2004 as certain milestones are reached that will trigger payments from the customer. The remainder of the $94 million increase in accounts receivable can be attributed to the overall increase in sales volume.

In addition to the $94 million increase in accounts receivable reflected on the Consolidated Statement of Cash Flows for 2003, accounts receivable increased by another $23 million from September 30, 2002 to September 30, 2003. This increase includes accounts receivable added from the acquisition of ECC of $18 million and an increase of $5 million from foreign currency translation.

Cash in the amount of $33.9 million (net of cash acquired of $5 million) was used for the acquisition of ECC, as described above. The remaining purchase price of $5 million was paid subsequent to the balance sheet date, during the first quarter of fiscal 2004, and was included in Other Current Liabilities on the Consolidated Balance Sheet as of September 30, 2003.

Other investing activities included cash receipts from the two sales of real estate described earlier in this report which amounted to $12 million. In addition, $2.6 million was used to purchase marketable securities, which were available for sale as of September 30, 2003, and for additions to fixed assets totaling $8.2 million. Of this amount, $2.7 million was for the outfitting of our new European transportation systems headquarters located south of London, a task which is now completed.

During 2003, we borrowed $6.3 million on a short-term basis to finance the working capital needs of our subsidiaries in the U.K. and New Zealand. Other financing activities included a scheduled debt payment of $1.4 million and the payment of $3.7 million in dividends to shareholders (14 cents per share).

Accumulated Other Comprehensive Income (Loss) improved by $9.4 million in 2003 primarily because of favorable foreign currency translation adjustments of $6.9 million. This leaves a negative balance of about $0.7 million in Accumulated Other Comprehensive Income as of September 30, 2003 compared to $10.1 million at September 30, 2002. Pension plan accounting had generated an accumulated charge in previous years of $11.2 million through September 30, 2002, but this was partially offset by a positive adjustment of $1.6 million in 2003.

Our pension plan under funded balance changed only slightly from the September 30, 2002 balance of $34.3 million to a September 30, 2003 balance of $36.0 million. A healthy return on plan assets during the year helped to offset significant growth in the net benefit obligation, caused by further decline in the discount rate used for measurement of the obligation from 6.4 percent to 6.0 percent. Pension expense increased from $6.0 million in 2002 to $9.1 million in 2003, and is expected to remain at approximately the 2003 level in 2004. Minimum funding requirements for fiscal 2004 are estimated to be $8 million.

Our net deferred tax asset was $19.0 million at September 30, 2003 compared to $24.1 million at September 30, 2002. Of these amounts, $5.2 million and $6.0 million at September 30, 2003 and 2002 respectively, resulted from the tax effect of recording an additional minimum pension liability. We expect to generate sufficient taxable income in the future such that the net deferred tax asset will be realized.

Our financial condition remains strong with working capital of $177 million and a current ratio of 2.2 to 1 at September 30, 2003. We expect that cash on hand and our ability to access the debt markets will be adequate to meet our working capital requirements for the foreseeable future. In addition to the short-term borrowing arrangements we have in the U.K. and New Zealand, we have $25 million in unsecured short-term borrowing arrangements with U.S. financial institutions for working capital requirements which were not used as of September 30, 2003. The following is a schedule of our contractual obligations outstanding as of September 30, 2003:

	Total	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years
	(in millions)				
Long-term debt	$ 48.6	$ 1.4	$ 10.9	$ 10.9	$ 25.4
Interest payments	15.5	3.0	5.0	3.6	3.9
Operating leases	14.3	4.1	4.7	2.9	2.6
Deferred compensation	6.6	0.5	0.8	0.6	4.7

Subsequent to September 30, 2003 we commenced discussions regarding a $50 million short-term credit facility for working capital needs from a group of financial institutions. We contemplate finalizing this facility by the end of January 2004 under the terms of a commitment letter with the agent bank organizing the facility.

Critical Accounting Policies, Estimates and Judgments

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to revenue recognition, income taxes, valuation of goodwill and pension costs. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

Besides the estimates identified above that are considered critical, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical affect reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. These estimates and judgments are also based on historical experience and other factors that are believed to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known, even for estimates and judgments that are not deemed critical.

This discussion of critical accounting policies, estimates and judgments should be read in conjunction with other disclosures included in this discussion, and the Notes to the Consolidated Financial Statements related to estimates, contingencies and new accounting standards. Significant accounting policies are identified in Note 1 to the Consolidated Financial Statements. We have discussed each of the "critical" accounting policies and the related estimates with the audit committee of the Board of Directors.

Revenue Recognition

Most of our business is derived from long-term development, production and system integration contracts which we account for consistent with the American Institute of Certified Public Accountants' (AICPA) audit and accounting guide, *Audits of Federal Government Contractors*, and the AICPA's Statement of Position No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. We consider the nature of these contracts, and the types of products and services provided when we determine the proper accounting for a particular contract. Generally we record long-term fixed price contracts on a percentage of completion basis using the cost-to-cost method to measure progress toward completion. Most of our long-term fixed-price contracts require us to deliver minimal quantities over a long period of time or to perform a substantial level of development effort in relation to the total value of the contract. Under the cost-to-cost method of accounting, we recognize revenue based on a ratio of the costs incurred to the estimated total costs at completion. Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered more likely than not. Provisions are made on a current basis to fully recognize any anticipated losses on contracts.

We record sales under cost-reimbursement-type contracts as we incur the costs.

Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs. We have accounting policies in place to address these and other complex issues in accounting for long-term contracts.

Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales of services are recorded when performed in accordance with contracts or service agreements.

Income Taxes

Significant judgment is required in determining our income tax provisions and in evaluating our tax return positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements and are referred to as timing differences. In addition, some expenses are not deductible on our tax return and are referred to as permanent differences. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions we have taken on our tax return but have not yet recognized as expense in our financial statements. We have not recognized any United States tax expense on undistributed earnings of our foreign subsidiaries since we intend to reinvest the earnings outside the United States for the foreseeable future. These undistributed earnings totaled approximately $47.6 million at September 30, 2003.

Valuation of Goodwill

We evaluate our recorded goodwill balances for potential impairment annually by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill. Goodwill balances by reporting unit are as follows at September 30, 2003:

September 30,	2003	2002
	(in millions)	
Defense systems and products	$ 16.5	$ 3.0
Defense services	9.7	9.7
Transportation systems	7.1	6.9
Total goodwill	$ 33.3	$ 19.6

Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We currently perform internal valuation analysis and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and comparisons with recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the inherent risk in future cash flows, perpetual growth rate and determination of appropriate market comparables.

Pension Costs

The measurement of our pension obligations and costs is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Inflation
- Salary growth
- Expected return on plan assets
- Retirement rates
- Mortality rates

We base the discount rate assumption on investment yields available at year-end on corporate long-term bonds rated AA. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience in relation to the inflation assumption. The expected return on plan assets reflects asset allocations, our historical experience, our investment strategy and the views of investment managers and large pension sponsors. Retirement and mortality rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and therefore, generally affect our recognized expense in such future periods.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the "safe harbor" created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or our future financial and/or operating performance are not historical and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "may," "will," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "predict," "potential," "opportunity" and similar words or phrases or the negatives of these words or phrases. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, so you should not place undue reliance on any forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

	Years Ended September 30,		
	2003	2002	2001
	(amounts in thousands, except per share data)		
Net sales	$ 634,061	$ 559,604	$ 501,679
Costs and expenses:			
Cost of sales	493,377	426,012	385,569
Selling, general and administrative expenses	87,888	85,459	76,052
Research and development	4,819	8,381	9,755
Goodwill amortization	-	-	2,638
	586,084	519,852	474,014
Operating income	47,977	39,752	27,665
Other income (expenses):			
Gain on sale of real estate	8,448	-	-
Interest and dividends	1,161	2,266	3,915
Interest expense	(3,659)	(3,538)	(3,601)
Other income	1,106	2,441	3,129
Income before income taxes	55,033	40,921	31,108
Income taxes	18,514	11,484	10,266
Net income	$ 36,519	$ 29,437	$ 20,842
Basic and diluted net income per common share	$ 1.37	$ 1.10	$ 0.78
Average number of common shares outstanding	26,720	26,720	26,720

See accompanying notes.

	September 30, 2003	September 30, 2002
	(in thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 22,370	$ 78,656
Marketable securities, available-for-sale	2,994	406
Accounts receivable:		
Trade and other receivables	11,476	8,760
Long-term contracts	240,598	154,838
Allowance for doubtful accounts	(1,053)	(315)
	251,021	163,283
Inventories	24,922	29,200
Deferred income taxes	16,212	20,543
Prepaid expenses and other current assets	10,751	4,719
TOTAL CURRENT ASSETS	328,270	296,807
LONG-TERM CONTRACT RECEIVABLES	29,200	-
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	15,016	14,482
Buildings and improvements	38,283	23,732
Construction in progress	-	7,361
Machinery and other equipment	80,935	80,049
Leasehold improvements	2,799	2,618
Accumulated depreciation and amortization	(84,761)	(85,823)
	52,272	42,419
OTHER ASSETS		
Deferred income taxes	2,781	3,593
Goodwill	33,311	19,650
Miscellaneous other assets	14,392	11,990
	50,484	35,233
TOTAL ASSETS	$ 460,226	$ 374,459

See accompanying notes.

	September 30, 2003	September 30, 2002
	(in thousands)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term borrowings	$ 6,254	$ -
Trade accounts payable	25,222	16,374
Customer advances	40,422	30,232
Accrued compensation	26,013	19,994
Accrued pension liability	22,669	22,311
Other current liabilities	23,581	13,430
Income taxes payable	6,064	2,558
Current maturities of long-term debt	1,429	1,429
TOTAL CURRENT LIABILITIES	151,654	106,328
LONG-TERM DEBT	47,142	48,571
OTHER LIABILITIES		
Deferred compensation	6,138	6,397
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Common stock, no par value:		
Authorized--50,000,000 shares		
Issued--35,664,729 shares	234	234
Additional paid-in capital	12,123	12,123
Retained earnings	279,746	246,968
Accumulated other comprehensive income (loss)	(745)	(10,096)
Treasury stock at cost -- 8,944,884 shares	(36,066)	(36,066)
	255,292	213,163
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 460,226	$ 374,459

(in thousands except per share amounts)	Comprehensive Income (Loss)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Additional Paid-in Capital	Common Stock
October 1, 2000		$ (36,063)	$ (3,908)	$ 203,637	$ 12,123	$ 234
Comprehensive income:						
Net income	$ 20,842	-	-	20,842	-	-
Unrealized holding gains on marketable securities	495	-	495	-	-	-
Reclassification adjustment for gain on sale of marketable securities included in net income	(789)	-	(789)	-	-	-
Additional minimum pension liability	(2,270)	-	(2,270)	-	-	-
Foreign currency translation adjustment	(22)	-	(22)	-	-	-
Comprehensive income	$ 18,256					
Cash dividends paid -- $.127 per share of common stock		-	-	(3,384)	-	-
September 30, 2001		(36,063)	(6,494)	221,095	12,123	234
Comprehensive income:						
Net income	$ 29,437	-	-	29,437	-	-
Unrealized holding losses on marketable securities	(115)	-	(115)	-	-	-
Additional minimum pension liability	(8,921)	-	(8,921)	-	-	-
Foreign currency translation adjustment	5,434	-	5,434	-	-	-
Comprehensive income	$ 25,835					
Cash dividends paid -- $.133 per share of common stock		-	-	(3,564)	-	-
Treasury stock purchases		(3)	-	-	-	-
September 30, 2002		(36,066)	(10,096)	246,968	12,123	234
Comprehensive income:						
Net income	$ 36,519	-	-	36,519	-	-
Unrealized holding gains on marketable securities	57	-	57	-	-	-
Reduction of minimum pension liability	1,581	-	1,581	-	-	-
Foreign currency translation adjustment	6,918	-	6,918	-	-	-
Net unrealized gains from cash flow hedges	795	-	795	-	-	-
Comprehensive income	$ 45,870					
Cash dividends paid -- $.14 per share of common stock		-	-	(3,741)	-	-
September 30, 2003		$ (36,066)	$ (745)	$ 279,746	$ 12,123	$ 234

See accompanying notes.

	Years Ended September 30, 2003	2002	2001
		(in thousands)	
Operating Activities:			
Net income	$ 36,519	$ 29,437	$ 20,842
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,483	6,542	12,795
Deferred income taxes	5,405	2,327	1,052
Gain on sale of real estate	(8,448)	-	-
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(93,687)	(19,451)	(16,444)
Inventories	6,256	134	(871)
Prepaid expenses	(4,934)	1,844	(1,838)
Accounts payable and other current liabilities	14,730	4,228	(6,285)
Customer advances	9,236	(816)	476
Income taxes	3,438	(7,860)	4,049
Other items - net	(1,115)	1,093	(3,012)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(26,117)	17,478	10,764
Investing Activities:			
Acquisition of businesses, net of cash acquired	(33,949)	-	-
Proceeds from sale of real estate	12,038	-	-
Decrease (increase) in marketable securities	(2,588)	-	3,557
Purchases of property, plant and equipment	(8,184)	(13,004)	(4,375)
Other items - net	-	-	27
NET CASH USED IN INVESTING ACTIVITIES	(32,683)	(13,004)	(791)
Financing Activities:			
Change in short-term borrowings	6,254	-	-
Principal payments on long-term debt	(1,429)	-	-
Purchases of treasury stock	-	(3)	-
Dividends paid to shareholders	(3,741)	(3,564)	(3,384)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,084	(3,567)	(3,384)
Effect of exchange rates on cash	1,430	912	495
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(56,286)	1,819	7,084
Cash and cash equivalents at the beginning of the year	78,656	76,837	69,753
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 22,370	$ 78,656	$ 76,837

See accompanying notes.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of the Business: Cubic Corporation ("Cubic" or "the Company") designs, develops and manufactures products which are mainly electronic in nature, provides government services and services related to products previously produced by Cubic and others. The Company's principal lines of business are defense electronics and transportation fare collection systems. Principal customers for defense products and services are the United States and foreign governments. Transportation fare collection systems are sold primarily to large local government agencies in the United States and worldwide.

Principles of Consolidation: The consolidated financial statements include the accounts of Cubic Corporation and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation of foreign subsidiaries requires translation of their assets and liabilities into U.S. dollars at year-end exchange rates. Statements of income and cash flows are translated at the average exchange rates for each year.

Cash Equivalents: The Company considers highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk: The Company has established guidelines pursuant to which its cash and cash equivalents are diversified among various money market instruments and investment funds. These guidelines emphasize the preservation of capital by requiring minimum credit ratings assigned by established credit organizations. Diversification is achieved by specifying maximum investments in each fund type and issuer. The majority of these investments are not on deposit in federally insured accounts.

Fair Value of Financial Instruments: Financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which management believes approximates the fair value because of the short-term maturity of these instruments. Receivables consist primarily of amounts due from U.S. and foreign governments for defense products and local government agencies for transportation systems. Due to the nature of its customers, the Company generally does not require collateral. The Company has limited exposure to credit risk as the Company has historically collected substantially all of its receivables from government agencies. The Company maintains no allowance for doubtful accounts for these customers and would only do so if it was warranted by changed circumstances.

Marketable Securities, Available-for-Sale: Marketable securities are classified as available-for-sale and are stated at fair market value. The net excess of fair market value over cost is included in Accumulated Other Comprehensive Income (Loss) on the Consolidated Balance Sheets.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using primarily the first-in, first-out (FIFO) method, which approximates current replacement cost. Work in process is stated at the actual production and engineering costs incurred to date, including applicable overhead, and is reduced by charging any amounts in excess of estimated realizable value to cost of sales. Although costs incurred for certain government contracts include general and administrative costs as allowed by government cost accounting standards, the amounts remaining in inventory at September 30, 2003 and 2002 were immaterial.

Property, Plant and Equipment: Property, plant and equipment are carried at cost. Depreciation is provided in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Generally, straight-line methods are used for real property over estimated useful lives ranging from 15 to 39 years or the term of the underlying lease for leasehold improvements. Accelerated methods are used for machinery and equipment over estimated useful lives ranging from five to seven years. Provisions for depreciation of plant and equipment amounted to $6,483,000, $6,542,000, and $10,157,000 in 2003, 2002 and 2001, respectively.

Goodwill: Goodwill is evaluated for potential impairment annually by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of the Company's recorded goodwill. The changes in the carrying amount of goodwill for the two years ended September 30, 2003 are as follows:

	Transportation Segment	Defense Segment	Total
		(in thousands)	
Balances October 1, 2001	$ 6,521	$ 12,406	$ 18,927
Foreign currency exchange rate changes	419	304	723
Balances September 30, 2002	6,940	12,710	19,650
Goodwill acquired during the year	-	12,852	12,852
Foreign currency exchange rate changes	204	605	809
Balances September 30, 2003	$ 7,144	$ 26,167	$ 33,311

Impairment of Long-Lived Assets: The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in the facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets.

Comprehensive Income (Loss): Comprehensive income (loss) and its components are presented in the statement of changes in shareholders' equity. Accumulated comprehensive income (loss) consisted of the following:

September 30,	2003	2002
	(in thousands)	
Minimum pension liability	$ (9,610)	$ (11,191)
Foreign exchange translation	7,910	992
Unrealized holding gains on marketable securities	160	103
Net unrealized gains from cash flow hedges	795	-
	$ (745)	$ (10,096)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

The minimum pension liability is shown net of tax benefits of $5,174,000 and $6,026,000 at September 30, 2003 and 2002, respectively. Deferred income taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested.

The unrealized holding gains on marketable securities are shown net of tax liabilities of $85,000 and $55,000 as of September 30, 2003 and 2002, respectively. The net unrealized gain from cash flow hedges is shown net of tax liabilities of $327,000.

Revenue Recognition: Sales and profits under the Company's long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, are recognized using the cost-to-cost percentage of completion method of accounting. Sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In the early stages of contract performance, profit is not recognized until progress is demonstrated or contract milestones are reached.

Sales under cost-reimbursement type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings based on the ratio of costs incurred to the estimated total costs at completion. Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales of services are recorded when performed in accordance with contracts or service agreements.

Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs.

Provisions are made on a current basis to fully recognize any anticipated losses on contracts. Cash received prior to revenue recognition is classified as customer advances on the balance sheet.

Earnings Per Share: Per share amounts are based upon the weighted average number of shares of common stock outstanding, after retroactive adjustments to reflect a 3-for-1 stock split which occurred in April 2002.

Derivative Financial Instruments: The Company's use of derivative financial instruments is limited to foreign exchange forward and option contracts used to hedge significant contract sales and purchase commitments that are denominated in currencies other than the functional currency of the subsidiary responsible for the commitment. The purpose of the Company's foreign currency hedging activities is to fix the dollar value of specific commitments and payments to foreign vendors, and the value of foreign currency denominated receipts from customers. At September 30, 2003, the Company had foreign exchange contracts with a notional value of $82.1 million outstanding.

The Company accounts for derivatives pursuant to SFAS No. 133, *Accounting*

for Derivative Instruments and Hedging Activities, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. The change in fair value of the ineffective portion of a hedge and changes in fair values of derivatives that are not considered highly effective hedges, are immediately recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the estimated fair value of the derivative and the underlying hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income (Loss) and are subsequently recognized in earnings when the hedged item affects earnings. Ineffectiveness between the change in fair value of the derivatives and the change in fair value of hedged items was immaterial for the years ended September 30, 2003, 2002 and 2001. At September 30, 2003 net gains of $1,122,000 ($795,000 net of taxes) were recorded in accumulated other comprehensive income associated with cash flow hedging transactions.

Accounting Standards: In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which makes changes to the accounting for, and disclosures of, guarantees. FIN 45 requires certain guarantees to be recorded at fair value rather than recording a liability only when a loss is probable and reasonably estimable. FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of the new standard were effective December 15, 2002 and the initial recognition and measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company did not have any guarantees outstanding as of September 30, 2003 that fall within the scope of FIN 45.

In April 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which will significantly change whether entities included in its scope are consolidated by their sponsors, transferors, or investors. FIN 46 introduces a new consolidation model, the variable interests model, which determines control based on potential variability in gains and losses of the entity being evaluated for consolidation. The new standard is effective at the end of fiscal years ending after December 15, 2003, which for us will be as of September 30, 2004. The Company has not yet completed its evaluation of the impact, if any, FIN 46 will have on its financial position and results of operations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated total costs at completion of the Company's long-term contracts, and the estimated rates of return and discount rates related to the Company's defined benefit pension plans. Actual results could differ from those estimates.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Risks and Uncertainties: The Company is subject to the normal risks and uncertainties of performing large, multi-year, often fixed-price contracts. In addition, the Company is subject to audit of incurred costs related to many of its U.S. Government contracts. These audits could produce different results than the Company has estimated; however, the Company's experience has been that its costs are acceptable to the government.

NOTE 2—CHANGE IN ACCOUNTING

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations* and No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements.

As allowed by early adoption provisions, the Company began applying the new rules on accounting for goodwill and other intangible assets effective October 1, 2001. The following table presents a reconciliation of net income and per share data to what would have been reported had the new rules been in effect during the year ended September 30, 2001 (in thousands, except per share data):

Years ended September 30,	2003	2002	2001
Reported net income	$ 36,519	$ 29,437	$20,842
Add back goodwill amortization, net of tax	-	-	1,715
Adjusted net income	$ 36,519	$ 29,437	$22,557
Basic and diluted net income per common share:			
Reported net income	$ 1.37	$ 1.10	$ 0.78
Goodwill amortization, net of tax	-	-	0.06
Adjusted net income	$ 1.37	$ 1.10	$ 0.84

NOTE 3—ACQUISITION

On September 25, 2003, the Company acquired majority ownership of ECC International Corp. (ECC). The acquisition was completed through a cash tender offer by CDA Acquisition Corporation, a wholly owned subsidiary of Cubic, for all of the outstanding shares of ECC common stock at a price of $5.25 per share. The total cost of the purchase was $43.9 million (less cash acquired of $5 million). Cash consideration paid including costs of the acquisition, net of cash acquired, as of September 30, 2003 totaled $33.9 million. The Company's $5 million obligation to acquire the remaining outstanding shares of ECC is included in other current liabilities at September 30, 2003 and has been subsequently paid.

Intangible contract assets arising out of the purchase of ECC totaled $2 million and will be amortized over the remaining life of the related long-term contracts, approximately four years. The remaining $13 million excess of the purchase price over

the net book value of the assets acquired was allocated to goodwill. ECC is located in Orlando, Florida and designs, manufactures, and markets computer controlled simulators used primarily for training personnel to perform maintenance and operator procedures on military weapons systems. The operations and assets of ECC are included in the defense segment; however, the acquisition had no impact on operating results for the year ended September 30, 2003, as it was made within days of the end of the year.

Preliminary purchase price allocation is as follows (in millions):

Assets:	
Cash	$ 5.0
Accounts receivable	17.7
Other current assets	1.4
Total current assets	24.1
Property, plant and equipment	10.6
Goodwill, intangibles and other assets	15.1
	49.8
Less current liabilities	5.9
Acquisition purchase price	$ 43.9

Management does not believe that the final purchase price allocation will be materially different than the amounts presented above.

The following summarized unaudited pro forma financial information assumes the acquisition had occurred on October 1 of each year. This information may not be indicative of the results that actually would have occurred if the acquisition had taken place on the dates indicated or which may occur in the future:

Years ended September 30,	2003	2002
	(in thousands, except per share data)	
Net sales	$ 665,468	$ 592,771
Net earnings	$ 38,224	$ 32,636
Earnings per share	$ 1.43	$ 1.22

NOTE 4—INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

The Company owns 37.5 percent of the common stock of Transaction Systems Limited (TranSys), an unconsolidated joint venture company in the United Kingdom. This joint venture company was formed to bid on a contract called "PRESTIGE" (Procurement of Revenue Services, Ticketing, Information, Gates and Electronics), the purpose of which is to outsource most of the functions of the London Transport (LT) fare collection system for a period of seventeen years. In August 1998, TranSys was awarded the contract and began operations. Cubic and the other parties to the joint venture participate in the PRESTIGE contract solely through subcontracts from TranSys. All of the work to be performed by TranSys is subcontracted to the joint venture partners and the joint venture provides for the pass-through of virtually all

NOTE 4—INVESTMENT IN UNCONSOLIDATED SUBSIDIARY—CONTINUED

revenues from London Transport to the joint venture partners. As a result, TranSys has operated on a break-even basis and is expected to continue to do so. If TranSys were to eventually generate a net income or loss, the joint venture partners would share in this income or loss in accordance with their percentage ownership in the joint venture. The Company's investment in the joint venture is immaterial.

LT elected to finance the project through private financing rather than incurring public debt. Financing for the project was provided by a syndicate of banks which participated in creating the project's financial structure. During the first four years of the project, through August 2002, the banks provided financing to TranSys totaling 200 million British Pounds (approximately $330 million). Debt servicing began in 2003 and will continue until the debt is fully paid in 2015. This debt is guaranteed by LT and is nonrecourse to the joint venture partners.

The Company has also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys joint venture, including LT, the banks and the joint venture partners. The joint venture partners have also provided similar performance guarantees to the same parties and to Cubic.

Summarized unaudited financial information for this unconsolidated joint venture is as follows:

September 30,	2003	2002
	(in millions)	
Balance Sheets:		
Current assets	$ 69.6	$ 51.6
Noncurrent unbilled contract accounts receivable	270.7	264.0
Total Assets	$340.3	$ 315.6
Current liabilities	$ 22.4	$ 15.7
Long-term debt	317.9	299.9
Equity	-	-
Total Liabilities and Equity	$340.3	$ 315.6

Years ended September 30,	2003	2002	2001
		(in millions)	
Statement of Operations:			
Sales	$ 109.6	$130.0	$ 118.8
Operating profit	$ -	$ -	$ -
Net income	$ -	$ -	$ -

NOTE 5—ACCOUNTS RECEIVABLE

The components of accounts receivable under long-term contracts are as follows:

September 30,	2003	2002
	(in thousands)	
U.S. Government Contracts:		
Amounts billed	$ 31,217	$ 21,546
Recoverable costs and accrued profits on progress completed--not billed	66,892	27,803
	98,109	49,349
Commercial Customers:		
Amounts billed	36,568	20,739
Recoverable costs and accrued profits on progress completed--not billed	135,121	84,750
	171,689	105,489
	269,798	154,838
Less estimated amounts not currently due--commercial customers	(29,200)	-
	$ 240,598	$ 154,838

A portion of recoverable costs and accrued profits on progress completed is billable under progress payment provisions of the related contracts. The remainder of these amounts is billable upon delivery of products or furnishing of services, with an immaterial amount subject to retainage provisions of the contracts. As identified above, a portion of the amount not billed under commercial contracts is not expected to be collected within one year from September 30, 2003, and therefore, has been classified as a noncurrent asset. This amount relates primarily to the contract with TranSys for the PRESTIGE system in London. The customer has been paying the Company in accordance with the terms of the contract and it is expected that all amounts due under the contract will ultimately be collected. It is anticipated that substantially all of the unbilled portion of receivables identified as current assets will be billed and collected under progress billing provisions of the contracts or upon completion of performance tests and/or acceptance by the customers during fiscal 2004.

NOTE 6—INVENTORIES

Inventories are classified as follows:

September 30,	2003	2002
	(in thousands)	
Finished products	$ 593	$ 1,219
Work in process	12,300	14,746
Materials and purchased parts	12,029	13,235
	$ 24,922	$ 29,200

NOTE 7—FINANCING ARRANGEMENTS

Long-term debt consists of the following:

September 30,	2003	2002
	(in thousands)	
Unsecured notes payable to a group of insurance companies, with annual principal payments of $4,000,000 commencing November 2004. Interest at 6.31% is payable semiannually in November and May.	$ 40,000	$ 40,000
Unsecured note payable to an insurance company, with annual principal payments of $1,429,000 due in November. Interest at 6.11% is payable semiannually in November and May.	8,571	10,000
	48,571	50,000
Less current portion	(1,429)	(1,429)
	$ 47,142	$ 48,571

The terms of the notes payable and other financial instruments include provisions that require and/or limit, among other financial ratios and measurements, the permitted levels of working capital, debt and tangible net worth and coverage of fixed charges. The Company has also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys joint venture. As consideration for the performance guarantee, the Company has agreed to certain financial covenants including limits on working capital, debt, tangible net worth and cash flow coverage. At September 30, 2003, the most restrictive covenant under these agreements leaves consolidated retained earnings of $72.2 million available for the payment of dividends to shareholders, purchases of the Company's common stock and other charges to shareholders' equity. To date, there have been no covenant violations and the Company believes it will be able to meet the covenant financial performance obligations described above.

The Company maintains a short-term borrowing arrangement totaling 10 million British Pounds (equivalent to approximately $16.6 million) with a United Kingdom financial institution to help meet the short-term working capital requirements of its subsidiary, Cubic Transportation Systems Ltd. Any outstanding balances are guaranteed by Cubic Corporation, are repayable on demand, and bear interest at the bank's base rate, as defined, plus one percent. At September 30, 2003, there was $5.4 million outstanding under this borrowing arrangement bearing interest at 4.5%.

The Company maintains a short-term borrowing arrangement totaling 2.05 million New Zealand Dollars (equivalent to approximately $1.2 million) with a New Zealand financial institution to help meet the short-term working capital requirements of its subsidiary, Oscmar International, Ltd. Any outstanding balances are guaranteed by Cubic Corporation, are repayable on demand and bear interest at the bank's prime rate plus one percent. At September 30, 2003 there was $0.9 million outstanding under this borrowing arrangement, bearing interest at 6.8%. Subsequent to

September 30, 2003, this borrowing facility was increased to $20.1 million New Zealand Dollars (equivalent to approximately $12.0 million).

The Company has $25 million in unsecured short-term borrowing arrangements with U.S. financial institutions for working capital requirements. The terms of these arrangements require repayment on demand and bear interest at a LIBOR rate plus a margin of 1 to 1.25 percent. At September 30, 2003 there were no outstanding balances under these arrangements.

Maturities of long-term debt for each of the five years in the period ending September 30, 2008, are as follows: 2004—$1.4 million; 2005—$5.4 million; 2006—$5.4 million; 2007—$5.4 million; 2008—$5.4 million; thereafter—$25.4 million.

Interest paid amounted to $3.7 million, $3.5 million, and $3.6 million in 2003, 2002, and 2001, respectively.

As of September 30, 2003 the Company had letters of credit and bank guarantees outstanding totaling $30.9 million, which guarantee either the Company's performance or customer advances under certain contracts. In addition, the Company had financial letters of credit outstanding totaling $3.4 million as of September 30, 2003, which guarantee the Company's payment of certain self-insured liabilities and payments to a foreign subcontractor. The Company has never had a drawing on a letter of credit instrument, nor are any anticipated; therefore, the fair value of these instruments is estimated to be zero.

The Company's self-insurance arrangements are limited to certain workers' compensation plans, automobile liability, and product liability claims primarily related to a business the Company sold in 1993. Under these arrangements, the Company self-insures only up to the amount of a specified deductible for each claim. Self-insurance liabilities included in other current liabilities on the balance sheet amounted to $4.6 million and $4.7 million as of September 30, 2003 and 2002, respectively.

NOTE 8—COMMITMENTS

The Company leases certain office, manufacturing and warehouse space, and miscellaneous computer and other office equipment under noncancelable operating leases expiring in various years through 2012. These leases, some of which may be renewed for periods up to 10 years, generally require the lessee to pay all maintenance, insurance and property taxes. Several leases are subject to periodic adjustment based on price indices or cost increases. Rental expense, net of sublease income, for all operating leases amounted to $3.5 million, $3.8 million, and $3.6 million in 2003, 2002, and 2001, respectively.

Future minimum payments, net of minimum sublease income, under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2003 (in thousands):

2004	$ 4,093
2005	2,575
2006	2,113
2007	1,624
2008	1,282
Thereafter	2,602
	$ 14,289

NOTE 9—INCOME TAXES

Significant components of the provision (benefit) for income taxes are as follows:

Years ended September 30,	2003	2002	2001
		(in thousands)	
Current:			
Federal	$ 4,805	$ 3,108	$ 4,089
State	2,587	1,735	1,665
Foreign	5,717	4,314	3,460
Total current	13,109	9,157	9,214
Deferred (credit):			
Federal	5,323	3,124	(2,369)
State	820	437	149
Foreign	(738)	(1,234)	3,272
Total deferred	5,405	2,327	1,052
Total income tax expense	$ 18,514	$ 11,484	$ 10,266

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities are as follows:

September 30,	2003	2002
	(in thousands)	
Deferred tax assets:		
Accrued employee benefits	$ 3,397	$ 3,710
Additional minimum pension liability	5,174	6,025
Long-term contracts and inventory valuation reductions	5,449	10,058
Self-insurance and other reserves	2,909	2,862
Deferred compensation	2,744	2,347
Net operating loss carryforwards	3,972	-
Other	3,279	2,229
Total deferred tax assets	26,924	27,231
Valuation allowance for deferred tax assets	(3,972)	-
Deferred tax assets	22,952	27,231
Deferred tax liabilities:		
Tax over book depreciation	137	471
Amortization of goodwill and intangibles	1,769	603
Prepaid expenses	894	727
State taxes	295	498
Other	864	796
Deferred tax liabilities	3,959	3,095
Net deferred tax asset	$ 18,993	$ 24,136

In September 2003, the Company acquired ECC, which had a net operating loss carryforward (NOL) of approximately $10 million. The NOLs begin to expire in 2019 unless previously utilized. The associated deferred tax asset amounted to approximately $4 million at September 30, 2003, against which the Company has established a valuation allowance of $4 million. The utilization of some or all of the NOL may be limited pursuant to Internal Revenue regulations. In the future, if the Company is able to determine that a tax benefit from the NOL will be realized, the valuation allowance will be reduced accordingly and credited against the goodwill balance recorded at acquisition.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Years ended September 30,	2003	2002	2001
		(in thousands)	
Tax at federal statutory rate	$ 19,262	$ 14,322	$ 10,888
State income taxes, net of federal tax benefit	2,215	1,412	1,179
Tax exempt interest and dividend income	(46)	(91)	(276)
Income exclusion on export sales	(945)	(536)	(565)
Nondeductible expenses	359	282	457
Reversal of deferred tax asset valuation reserve	-	(2,460)	-
Tax effect from foreign subsidiaries	(349)	(475)	(565)
Tax credits and other	(1,982)	(970)	(852)
	$ 18,514	$ 11,484	$ 10,266

The Company made income tax payments, net of refunds, totaling $9.9 million, $15.6 million, and $5.2 million in 2003, 2002, and 2001, respectively.

Income before income taxes includes the following components:

Years ended September 30,	2003	2002	2001
		(in thousands)	
United States	$ 40,318	$ 24,100	$ 10,845
Foreign	14,715	16,821	20,263
Total	$ 55,033	$ 40,921	$ 31,108

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $47.6 million at September 30, 2003. Those earnings are considered to be indefinitely reinvested, and accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carryforwards. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, the Company does not believe the amount would be material.

NOTE 9—INCOME TAXES—CONTINUED

The Company is subject to ongoing audits from various taxing authorities in the jurisdictions in which it does business. It does not have a history of significant adjustments to its tax accruals for these audits. The Company believes that its accruals for tax liabilities are adequate for the open years.

NOTE 10—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS

The Company has profit sharing and other defined contribution retirement plans that provide benefits for most employees in the U.S. An employee is eligible to participate in these plans after six months to one year of service, and may make additional contributions to the plans from their date of hire. These plans provide for full vesting of benefits over five years. A substantial portion of Company contributions to these plans is discretionary with the Board of Directors. Company contributions to the plans aggregated $9.4 million, $8.7 million and $8.0 million in 2003, 2002 and 2001, respectively.

Approximately one-half of the Company's nonunion employees in the U.S. are covered by a noncontributory defined benefit pension plan. Approximately one-half of the Company's European employees are covered by a contributory defined benefit pension plan. The Company's funding policy provides that contributions will be at least equal to the minimum amounts mandated by statutory requirements. The following table sets forth changes in the benefit obligation and plan assets for these plans and the net amount recognized in the Consolidated Balance Sheets:

September 30,	2003	2002
	(in thousands)	
Change in benefit obligations:		
Net benefit obligation at the beginning of the year	$ 92,085	$ 74,160
Service cost	5,741	5,024
Interest cost	6,073	5,496
Plan amendments	52	-
Actuarial loss	7,615	7,110
Participant contributions	858	782
Gross benefits paid	(1,881)	(1,764)
Foreign currency exchange rate changes	1,597	1,277
Net benefit obligation at the end of the year	112,140	92,085
Change in plan assets:		
Fair value of plan assets at the beginning of the year	57,793	60,437
Actual return on plan assets	11,871	(6,477)
Employer contributions	6,585	4,071
Participant contributions	858	782
Gross benefits paid	(1,881)	(1,764)
Administrative expenses	(121)	(55)
Foreign currency exchange rate changes	1,036	799
Fair value of plan assets at the end of the year	76,141	57,793
Net amount recognized:		
Funded status	(35,999)	(34,292)
Unrecognized net actuarial loss	28,145	29,198
Unrecognized prior service cost	47	(1)
Net amount recognized	$ (7,807)	$ (5,095)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued benefit cost	$ (7,807)	$ (5,095)
Additional minimum liability	(14,831)	(17,216)
Deferred tax asset	5,174	6,025
Intangible asset	47	-
Accumulated other comprehensive loss	9,610	11,191
Net amount recognized	$ (7,807)	$ (5,095)

NOTE 10—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS —CONTINUED

The components of net periodic pension cost for these plans are as follows:

Years ended September 30,	2003	2002	2001
		(in thousands)	
Service cost	$ 5,741	$ 5,024	$ 4,027
Interest cost	6,073	5,496	4,971
Expected return on plan assets	(4,989)	(5,097)	(5,721)
Amortization of:			
Prior service cost	4	(2)	(2)
Actuarial (gain) loss	2,238	400	(139)
Administrative expenses	82	185	171
Net pension cost	$ 9,149	$ 6,006	$ 3,307
Weighted-average assumptions:			
Discount rate	6.0%	6.4%	7.2%
Expected return on plan assets	8.2%	8.3%	8.3%
Rate of compensation increase	4.0%	4.6%	4.9%

NOTE 11—RELATED PARTY TRANSACTION

The Company is party to an agreement with a trust established by Walter J. Zable, CEO of the Company, and Mrs. Zable, whereby the Company agreed to make advances of premiums payable on a split-dollar life insurance policy purchased by the trust on the life of Mrs. Zable. The advances are secured by a collateral assignment of the policy to the Company. If the assumptions made as to mortality experience, policy dividends and other factors were realized, at the death of Mrs. Zable, the Company would recover all of its insurance premium payments as well as other costs associated with the policy. The difference between policy premiums and other payments, and the increase in the cash surrender value of the policy has been expensed or added to income in the year incurred, although no policy premiums have been paid since 2001. The amount added to income in 2003, 2002 and 2001 due to increases in the cash surrender value was $245,000, $308,000 and $482,000, respectively. As of September 30, 2003, the cash surrender value of the policy exceeded the total of all premium payments made by the Company through that date. The Company may cause the agreement to be terminated and the policy to be surrendered at any time. Due to changes in the tax law and other circumstances, the Company no longer considers the policy to be effective in fulfilling the original purpose intended by the Board. The Company and Mr. Zable are now discussing alternative courses of action including holding the policy to maturity, selling the Company's interest to the trust, selling the policy to a third party or surrendering the policy.

NOTE 12—LEGAL MATTERS

In October 2003, a former subcontractor of ECC International Corp. (which the Company acquired in September 2003) sued ECC in the United States District Court in Orlando, Florida seeking $15 million in compensatory and $10 million in punitive damages. The suit claims that ECC breached a noncompetition covenant, misappropriated trade secrets and wrongfully terminated its subcontract. ECC has filed a motion to dismiss the case and intends to vigorously deny the allegations and defend the matter. The Company believes that the outcome of the matter will not have a material effect on its financial statements, and to date, no expense has been accrued.

During the quarter ended March 31, 2003, a former subcontractor to the Company on the PRESTIGE project in London filed a claim against the Company under arbitration provisions of the subcontract, alleging wrongful termination, for an amount yet to be determined. The Company had previously notified the subcontractor of its intention to file a claim against the subcontractor for failure to perform, and in July 2003 the Company filed its defense and counterclaim with the arbitrator. The Company believes that the subcontractor's claim is without merit and will vigorously pursue its defense and counterclaim. The Company believes it will ultimately be able to recover some or all of the damages it has incurred due to the subcontractor's failure to perform, but has not anticipated recovery in its calculation of profits under its contract with TranSys because the conditions required by accounting principles generally accepted in the United States have not yet been achieved.

In 1991, the government of Iran commenced an arbitration proceeding against the Company seeking $12.9 million for reimbursement of payments made for equipment that was to comprise an Air Combat Maneuvering Range pursuant to a sales contract and an installation contract executed in 1977, and an additional $15 million for unspecified damages. The Company contested the action and brought a counterclaim for compensatory damages of $10.4 million. In May 1997, the arbitral tribunal awarded the government of Iran a decision in the amount of $2.8 million, plus simple interest at the rate of 12 percent per annum from September 21, 1991 through May 5, 1997. In December 1998, the United States District Court granted a motion by the government of Iran confirming the arbitral award but denied Iran's request for additional costs and interest. Both parties have appealed. Under current United States law and policy, any payment to or on behalf of the Revolutionary Government of Iran must first be licensed by the U.S. government. The United States is not now issuing such licenses, and the Company does not expect this policy to change in the foreseeable future. The Company believes that the ultimate outcome of the matter will not have a material effect on its financial statements, and to date, no expense has been accrued.

NOTE 13—BUSINESS SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenues:

The Company has two primary business segments: transportation systems and defense. The transportation systems segment designs, produces, installs and services electronic revenue collection systems for mass transit projects, including railways and buses. The defense segment performs work under U.S. and foreign government contracts relating to electronic defense systems and equipment, computer simulation training, development of training doctrine, and field operations and maintenance. Products include customized range instrumentation and training systems, communications and surveillance systems, avionics systems, transceivers and receivers.

Measurement of segment profit or loss and segment assets:

The Company evaluates performance and allocates resources based on total segment operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are immaterial.

Factors management used to identify the Company's reportable segments:

The Company's reportable segments are business units that offer different products and services. The reportable segments are each managed separately because they develop and manufacture distinct products with different customer bases.

Business segment financial data is as follows:

Years ended September 30,	2003	2002	2001
		(in millions)	
Sales:			
Transportation systems	$ 253.4	$ 230.7	$ 204.9
Defense	365.1	314.4	282.1
Other	15.6	14.5	14.7
Total sales	634.1	559.6	501.7
Operating income:			
Transportation systems	$ 24.4	$ 23.3	$ 21.6
Defense	24.6	17.9	7.6
Unallocated corporate expenses and other	(1.0)	(1.4)	(1.5)
Total operating income	$ 48.0	$ 39.8	$ 27.7
Assets:			
Transportation systems	$ 186.7	$ 118.0	$ 83.9
Defense	220.5	144.8	148.4
Corporate and other	53.0	111.7	109.0
Total assets	$ 460.2	$ 374.5	$ 341.3

Years ended September 30,	2003	2002	2001
		(in millions)	
Depreciation and amortization:			
Transportation systems	$ 2.3	$ 2.4	$ 4.6
Defense	3.6	3.5	7.5
Corporate and other	0.6	0.6	0.7
Total depreciation and amortization	$ 6.5	$ 6.5	$ 12.8
Expenditures for long-lived assets:			
Transportation systems	$ 5.3	$ 10.9	$ 1.5
Defense	1.9	1.8	2.2
Other	1.0	0.3	0.7
Total expenditures for long-lived assets	$ 8.2	$ 13.0	$ 4.4
Geographic Information:			
Sales (a):			
North America	$ 432.8	$ 341.9	$ 285.2
United Kingdom	147.4	161.0	148.5
Far East	13.4	16.1	32.5
Other foreign countries	40.5	40.6	35.5
Total sales	$ 634.1	$ 559.6	$ 501.7

(a) Sales are attributed to countries or regions based on the location of customers.

Long-lived assets, net:			
United States	$ 75.4	$ 51.2	$ 50.4
United Kingdom	20.4	19.7	10.6
Other foreign countries	4.2	3.2	2.9
Total long-lived assets, net	$ 100.0	$ 74.1	$ 63.9

Defense segment sales include $281.9 million, $216.6 million and $183.5 million in 2003, 2002 and 2001, respectively, of sales to United States Government agencies. Transportation systems sales include $98.5 million, $86.1 million, and $76.3 million of sales to TranSys in 2003, 2002 and 2001, respectively. No other single customer accounts for 10 percent or more of the Company's revenue.

NOTE 14—SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended September 30, 2003 and 2002:

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(in thousands, except per share data)			
Fiscal 2003				
Net sales	$ 148,356	$ 167,157	$ 157,950	$ 160,598
Gross profit	31,985	33,454	35,977	39,268
Net income	6,670	11,246	10,129	8,474
Net income per share	0.25	0.42	0.38	0.32
Fiscal 2002				
Net sales	$ 123,877	$ 138,493	$ 148,208	$ 149,026
Gross profit	30,576	31,350	33,769	37,897
Net income	5,691	6,441	7,128	10,177
Net income per share	0.21	0.24	0.27	0.38

The Company's management is responsible for the preparation and integrity of the financial information contained in this annual report. Management is also responsible for maintaining a system of internal financial controls designed to provide reasonable assurance that financial records are adequate and can be relied upon to produce consolidated financial statements in accordance with generally accepted accounting principles. Management has assessed its system and believes these financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and the other financial information in this annual report is consistent with these statements. In preparing the financial statements, management makes informed judgements and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

The system of internal financial controls is supported by written policies and guidelines, by careful selection and training of financial management personnel, and by an internal audit staff which coordinates its activities with the Company's independent auditors. To foster a strong ethical climate in the conduct of the Company's affairs, the Company has embodied a code of ethics in its Corporate policies which are publicized throughout the Company. This code of ethics addresses, among other things, compliance with all laws and the accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.

The Audit and Compliance Committee of the Board of Directors is composed entirely of outside directors. The committee meets periodically with management, the internal auditors and the independent auditors to discuss internal accounting controls, the quality of financial reporting and other relevant matters. Financial management, as well as the internal auditors and the independent auditors, have full and free access to the Audit and Compliance Committee.

Walter J. Zable
Chairman of the Board
President and Chief Executive Officer

William W. Boyle
Vice President and
Chief Financial Officer

Thomas A. Baz
Vice President and
Corporate Controller

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders Cubic Corporation

We have audited the accompanying consolidated balance sheets of Cubic Corporation as of September 30, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cubic Corporation at September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 2 to the consolidated financial statements, effective October 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets.*

Ernst & Young LLP

San Diego, California
November 19, 2003

LISTING:

American Stock Exchange

SHAREHOLDERS OF RECORD AT SEPTEMBER 30, 2003:

1,300

SYMBOL:

CUB

REGISTRAR AND TRANSFER AGENT:

Computershare Investor Services
Chicago, Illinois

AUDITORS:

Ernst & Young LLP

STOCK OPTIONS:

Under the 1998 Stock Option Plan, there were available for grant at the beginning and close of fiscal 2003 2,986,500 shares.

ANNUAL MEETING:

The 2004 Annual Meeting will be held in the main conference room at the headquarters of the company:

Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

February 10, 2004
10:30 a.m. PST

Shareholders of record on December 29, 2003 are being sent formal notice of the meeting, together with the proxy form and statement.

Cubic will furnish its 2003 Annual Report on Form 10-K (without exhibits) without charge to shareholders upon their written request by contacting:

Investor Relations
9333 Balboa Avenue
San Diego, California 92123
858-505-2222
www.cubic.com

WALTER J. ZABLE
Chairman of the Board,
President and Chief Executive Officer
(Executive Committee)

WALTER C. ZABLE
Chairman - Cubic Transportaion Systems
(Executive Committee)

WILLIAM W. BOYLE
Director
Vice President and Chief Financial Officer
(Executive Committee)

RICHARD C. ATKINSON
Director
President Emeritus University of California
(Audit and Compliance Committee)

RAYMOND L. DEKOZAN
Director
Vice President

ROBERT T. MONAGAN
Director
Counselor
(Executive Compensation Committee, Nominating Committee, Audit and Compliance Committee)

RAYMOND E. PEET
Director
Vice Admiral, U.S.N., Retired
(Executive Committee, Nominating Committee, Audit and Compliance Committee, and Executive Compensation Committee)

THOMAS A. BAZ
Vice President and Corporate Controller

MICHAEL W. DAVID
Vice President - International Business Development

GERALD R. DINKEL
Vice President
Chief Executive Officer - Defense Applications Group

MARK A. HARRISON
Vice President - Financial Planning and Accounting

WILLIAM L. HOESE
Corporate Secretary

DANIEL A. JACOBSEN
Vice President - Audit

KENNETH A. KOPF
Vice President and General Counsel

BERNARD A. KULCHIN
Vice President - Human Resources

JOHN MINTEER
Vice President - Information Technologies

JOHN D. THOMAS
Vice President - Finance and Treasurer

CUBIC DEFENSE APPLICATIONS GROUP

GROUP HEADQUARTERS

9333 Balboa Avenue
San Diego, CA 92123
858-277-6780
858-505-1523 Fax
Gerald R. Dinkel
President and Chief Executive Officer

TRAINING SYSTEMS BUSINESS UNIT

AIR COMBAT TRAINING SYSTEMS
GROUND COMBAT TRAINING SYSTEMS
TACTICAL ENGAGEMENT SIMULATION SYSTEMS
9333 Balboa Avenue
San Diego, CA 92123
858-277-6780
858-505-1518 Fax
Raymond C. Barker
Senior Vice President & General Manager

SIMULATION SYSTEMS DIVISION

2001 W. Oak Ridge Road
Orlando, FL 32809-3803
407-859-7410
407-855-4840 Fax
Theresa W. Kohl
Vice President & General Manager

OSCMAR INTERNATIONAL, LTD. (HEADQUARTERS)

P.O. Box 6008
Wellesley Street
Mt. Eden, Auckland, New Zealand
011-64-9-379-0360
011-64-9-373-9799 Fax
Michael Stanbridge
Managing Director

OSCMAR SINGAPORE OFFICE

51 Goldhill Plaza #07-05
Singapore 308900
011-65-6258-9877
011 65-6356-2433 Fax
Thomas Scott
Managing Director

MISSION SUPPORT BUSINESS UNIT

4550 Third Ave S.E., Suite B
Lacey, WA 98503
360-493-6275
360-493-6195 Fax
Jimmie L. Balentine
Senior Vice President & General Manager
C. Glenn Marsh
Vice President & Deputy General Manager

OPERATIONS SUPPORT DIVISION

22 Enterprise Parkway, Suite 150
Hampton, VA 23666
757-722-0717
757-722-2585 Fax
Richard D. Bristow
Vice President & General Manager

INFORMATION OPERATIONS

4055 Hancock St., Suite 115
San Diego, CA 92110
619-523-0848
619-523-0855 Fax
Alan D. Sargeant
Vice President

THREAT TECHNOLOGIES

5695 King Center Drive
Building H, Third Floor
Alexandria, VA 22315
703-924-3050
703-924-3070 Fax
Jon D. Neasham
Vice President

TRAINING & EDUCATION DIVISION

426 Delaware St., Suite C-3
Leavenworth, KS 66048
913-651-9782
913-651-5437 Fax
Stanley F. Cherrie
Vice President & General Manager

WORLDWIDE TECHNICAL SERVICES DIVISION

4285 Ponderosa Avenue
San Diego, CA 92123
858-505-2514
858-505-1543/1533 Fax
Richard D. Koon
Vice President & General Manager

COMMUNICATIONS & ELECTRONICS BUSINESS UNIT

COMMUNICATIONS & AVIONICS
C4ISR SYSTEMS
9333 Balboa Avenue
San Diego, CA 92123
858-505-2521
858-505-1504 Fax
Richard M. Lober
Senior Vice President & General Manager

ANALYSIS & LEARNING TECHNOLOGIES DIVISION

1901 N. Beauregard St., Suite 100
Alexandria, VA 22311
703-578-6885
703-578-0060 Fax
Robert T. Howard
Vice President & General Manager

REGIONAL OFFICES

WASHINGTON, D.C.

Crystal Gateway One, Suite 1102
1235 Jefferson Davis Hwy.
Arlington, VA 22202
703-415-1600
703-415-1608 Fax
William M. Steele
Vice President, Future Applications
Jack W. Liddle
Vice President, Legislative Affairs

ORLANDO, FL

12000 Research Parkway
Suite 408
Orlando, FL 32826
407-273-5500
407-275-0200 Fax
Mark A. Saturno
Regional Director

SHALIMAR, FL

60 Second St., Suite 105
Shalimar, FL 32579
850-609-1600
850-609-0100 Fax
Richard L. Dickson
Regional Director

LONDON

Derwent House
Kendal Avenue
Park Royal
London W3 OXA UK
011-44-208-896-6402
011-44-208-992-8072 Fax
David A. Williams
Managing Director

CUBIC TRANSPORTATIONS SYSTEMS

WORLDWIDE HEADQUARTERS CUBIC TRANSPORTATION SYSTEMS, INC.

5650 Kearny Mesa Road
San Diego, CA 92111
858-268-3100
858-292-9987 Fax
Walter C. Zable
Chairman
Richard Johnson
President and Chief Executive Officer

WORLDWIDE MANUFACTURING CENTER

1308 South Washington Street
Tullahoma, TN 37388
931-455-8524
931-455-2651 Fax
David Lapczynski
Senior VP - Manufacturing

Worldwide Customer Services
AFC House
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
011-44-1737-782200
011-44-1737-789759 Fax
Nigel Bryant
Managing Director

NORTH AMERICA OPERATIONS

CUBIC TRANSPORTATION SYSTEMS, INC.

5650 Kearny Mesa Road
San Diego, CA 92111
858-268-3100
858-292-9987 Fax
Richard Johnson
President and Chief Executive Officer

U.S. REGIONAL OFFICES

New York
111 8th Avenue
Suite 700
New York, NY 10011
212-255-1810
212-727-8394 Fax
Nancy Gilbert
Vice President, Sales

Washington, D.C.
3800 Concorde Pkwy
Suite 1500
Chantilly, VA 20151
703-802-2100
703-802-8985 Fax
John Satterfield
Vice President, Sales

Chicago
500 N. Michigan Avenue
Suite 300
Chicago, IL 60611
312-396-4144
312-396-4145 Fax
John Satterfield
Vice President, Sales

UK/EUROPEAN OPERATIONS

EUROPEAN HEADQUARTERS CUBIC TRANSPORTATION SYSTEMS LIMITED

AFC House
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
011-44-1737-782200
011-44-1737-789759 Fax
Nigel Bryant
Managing Director

London Call Centre
Derwent House, Kendal Avenue
Park Royal, London W3 0XA
England
011-44-20-8896-6300
011-44-20-8892-8072 Fax
Paul Meighan
Executive Manager – Customer Services

Maintenance Centre
Unit 5, Surrey 8
Surrey RH1 3LG
England
011-44-1737-782200
011-44-1737-648501 Fax
Paul Meighan
Executive Manager – Customer Services

CUBIC NORDIC BRANCH OF CUBIC TRANSPORTATION SYSTEMS LIMITED

Herstedøstervej 9
DK-2600, Glostrup
Denmark
011-45-43-43-3999
011-45-43-43-3488 Fax
Henning Jensen
General Manager
Kent Wolstrup
Branch Manager

CUBIC TRANSPORTATION SYSTEMS (DEUTSCHLAND) GMBH

Am Hauptbahnof 16
D-60329, Frankfurt
Germany
011-49-69-264-864-0
011-49-69-264-864-29 Fax
Nigel Bryant
Managing Director

AUSTRALIA OPERATIONS

CUBIC TRANSPORTATION SYSTEMS (AUSTRALIA) PTY LIMITED

Unit A 41-49 St. Hilliers Road
Auburn NSW 2144
Australia
011-61-29-749-9105
011-61-29-749-9102 Fax
Glenn Maker
General Manager

ASIA OPERATIONS

CUBIC TRANSPORTATION SYSTEMS FAR EAST LIMITED (HONG KONG)

35F, Central Plaza
18 Harbour Road
Wan Chai
Hong Kong
011-852-2593-1321
011-852-2593-1222 Fax
John Annison
General Manager

CUBIC
CORPORATION

[illegible] Balboa Avenue • San Diego, CA 92123
P.O. Box 85587 • San Diego, CA 92186-5587
858-277-6780 • Fax 858-505-1523 • www.cubic.com
Trading on the American Stock Exchange under the symbol CUB